Technical Report for the
La Parrilla Silver Mine,
State of Durango, México

Prepared for

First Majestic Silver Corp.

February 16, 2009

90534

Prepared by

Pincock, Allen & Holt

Richard Addison, P.E.
Leonel López, C.P.G.

1.0           TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects (“NI 43-101”) and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report (“43-101F1”). This technical report is an update of Technical Reports Amended for the La Parrilla Silver Mine, Durango State, México; which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. dated March 18, 2008 and published in SEDAR in March 19, 2008 and January 25, 2008 and published in SEDAR in January 26, 2008. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

Pincock, Allen & Holt	1.1
90534 February 16, 2009

2.0           TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS				Page

1.0	TITLE PAGE			1.1

2.0	TABLE OF CONTENTS			2.1

3.0	EXECUTIVE SUMMARY			3.1

4.0	INTRODUCTION			4.1

	4.1	Qualified Person and Participating Personnel		4.1
	4.2	Terms and Definitions		4.1
	4.3	Units		4.3
	4.4	Source Documents		4.4

5.0	RELIANCE ON OTHER EXPERTS			5.1

6.0	PROPERTY DESCRIPTION AND LOCATION			6.1

	6.1	Property Description		6.1
	6.2	Mineral Tenure		6.6
	6.3	Environmental		6.6

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7.1

8.0	HISTORY			8.1

9.0	GEOLOGICAL SETTING			9.1

10.0	DEPOSIT TYPES			10.1

11.0	MINERALIZATION			11.1

12.0	EXPLORATION			12.1

	12.1	Introduction		12.1
	12.2	Exploration Programs		12.3
		12.2.1	Geophysical Exploration	12.3
		12.2.2	Geochemical Exploration	12.5
	12.3	Drilling		12.5
	12.4	Opinion		12.10

Pincock, Allen & Holt	i
90534 February 16, 2009

CONTENTS (Continued)			Page

13.0	DRILLING		13.1

14.0	SAMPLING METHOD AND APPROACH		14.1

	14.1	Channel Sampling	14.1
	14.2	Drill Core Samples	14.1

15.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		15.1

	15.1	Sample Preparation	15.1
	15.2	Laboratory Facilities	15.1
	15.3	Check Assaying	15.4
	15.4	Conclusion	15.9

16.0	DATA VERIFICATION		16.1

17.0	ADJACENT PROPERTIES		17.1

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING		18.1

19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		19.1

	19.1	Introduction	19.1
	19.2	Methodology	19.2
	19.3	Cutoff Grade Calculations	19.4
	19.4	Oxide Ore	19.4
	19.5	Sulfide Ore	19.5
	19.6	Reserve Estimates	19.6
	19.7	Resource Estimation	19.7
	19.8	Conclusion	19.14

20.0	OTHER RELEVANT DATA AND INFORMATION		20.1

21.0	INTERPRETATION AND CONCLUSIONS		21.1

22.0	RECOMMENDATIONS		22.0

Pincock, Allen & Holt	ii
90534 February 16, 2009

CONTENTS (Continued)				Page

23.0	REFERENCES			23.1

24.0	DATE AND SIGNATURE PAGE			24.1

25.0	ADDITIONALREQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			25.1

	25.1	Introduction		25.1
	25.2	Mine Design and Production		25.1
	25.3	Mine Equipment		25.7
	25.4	La Parrilla Manpower		25.7
	25.5	Metallurgy and Ore Processing Plant		25.9
		25.5.1	Metallurgy	25.9
		25.5.2	Ore Processing Plant	25.11
	25.6	Infrastructure		25.15
	25.7	Environmental		25.16
	25.8	Economic Analysis		25.16
		25.8.1	Production	25.16
		25.8.2	Operating Costs	25.16
		25.8.3	Capital Costs	25.18
	25.9	Product Marketing		25.19
		25.9.1	Economic Evaluation	25.20

26.0	ILLUSTRATIONS			26.1

TABLES

3-1	Mineral Reserves and Resources	3.4
3-2	Summary of Operating Costs	3.8
3-3	Projected Capital Expenditures, 2009-2013	3.9
3-4	Economic Analysis Results for 5-year Plan	3.9

6-1	Mining Concessions	6.5

8-1	Historical Mineral Production	8.1

12-1	Exploration Program 2009	12.2
12-2	FMPlata Drilling Programs through September 2008	12.7
12-3	Exploration Programs Through 2007	12.7
12-4	Underground Drilling at Quebradillas Vein	12.11

Pincock, Allen & Holt	iii
90534 February 16, 2009

CONTENTS (Continued)		Page

13-1	Drilling and Mine Development Programs, 2007 and 2008	13.5

15-1	Duplicate Samples Assays Check	15.5
15-2	Duplicate Pulp Samples Assays Check	15.6

16-1	Dore and Concentrate Checks for August, 2008, Shipments	16.2

18-1	Metallurgical Testwork Summary	18.2

19-1	Comparison of Metal Prices for 43-101	19.4
19-2	Cutoff Grade Parameters for Oxide Ore	19.5
19-3	Cutoff Grade Parameters for Sulfide Ore	19.6
19-4	Mineral Reserves	19.8
19-5	Mineral Resources	19.15

22-1	Recommended Exploration Budget for 2009	22.2

25-1	Mine Production for 2008	25.3
25-2	2008 Mill Production, Actual vs Budget	25.3
25-3	2008 Exploration and Mine Preparation Advances	25.7
25-4	Five-Year Production Plan, 2009-2013	25.8
25-5	Major Mine Equipment, Including Contractors	25.9
25-6	Manpower, Including Contractors	25.10
25-7	Ore Processing, Principal Parameters	25.11
25-8	Ore Processing, Principal Equipment List	25.13
25-9	Production and Costs, Past and Projected	25.17
25-10	Summary of Jan – Sept Site Operating Costs	25.18
25-11	2008 Operating Costs for Mine Cutoff Grades	25.18
25-12	Project Capital Expenditures for 2008, 2009 – 2013	25.19
25-13	Product Marketing, Freight, Smelting, and Refining Terms	25.19
25-14	Principal Parameters for FM Plata 5-year Plan Cash Flow	25.20
25-15	Projected Cash Flows for 5-year Plan, 2009-2013	25.21
25-16	Economic Analysis Results for 5-year Plan	25.21

FIGURES

3-1	Longitudinal Section Los Rosarios Vein	3.5
3-2	Ore Processing Plant Layout	3.7

6-1	General Site Map	6.2
6-2	General Location Map	6.3
6-3	Mining Concessions	6.4

7-1	Mining Districts within La Parrilla Region	7.2

9-1	La Parrilla Silver Mine Geologic Map	9.2

Pincock, Allen & Holt	iv
90534 February 16, 2009

CONTENTS (Continued)		Page

10-1	Sketch of a Typical Skarn Deposit	10.2

11-1	Quebradillas Oxides	11.2
11-2	Quebradillas Vein Oxides	11.3
11-3	Exploration Drilling La Rosa Vein L-7564	11.4
11-4	Quebradillas 3D Block Model	11.5

12-1	Resistivity Response at Y=900m of the Las Vacas Area	12.4
12-2	IP Response at Profile Y=900m of the Las Vacas Area	12.6
12-3	Vacas Area	12.8
12-4	Underground Drilling - Quebradillas	12.9

13-1	La Parrilla Silver Mine Exploration Areas	13.2
13-2	San Marcos Channel Sampling	13.3
13-3	La Rosa Sampling	13.4

14-1	La Blanca Vein Core	14.3

15-1	La Parrilla Lab AA	15.2
15-2	Sample Preparation Flow Chart	15.3
15-3	Duplicate Samples	15.7
15-4	Pulp Duplicate Samples	15.8

17-1	La Parrilla and Other Regional Mines	17.2

19-1	San Marcos Vein Reserve/Resource Blocks	19.9
19-2	San Marcos Reserve/Resource Blocks	19.10
19-3	Section 4-4’ Las Vacas Drilled Resources	19.11
19-4	San Marcos Reserve/Resource Blocks	19.12

25-1	Plan and Longitudinal Section of 7-564 Mechanized Cut and Fill Stope	25.5
25-2	Plan and Longitudinal Section of 8-450 Longhole Stope	25.6
25-3	Plant Flow Diagram	25.12

Pincock, Allen & Holt	v
90534 February 16, 2009

3.0           EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering updated results of operations at La Parrilla Silver Mine (La Parrilla) located in the Municipality of Nombre de Dios, Durango State, México. The objective of this Technical Report is to provide FMS with a report that will comply with existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

La Parrilla mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned subsidiary of FMS through its newly created Mexican holding company, Corporación First Majestic, S.A. de C.V. (CFM) which went into effect on August 14, 2007. La Parrilla Silver Mine was previously operated by First Majestic Resources México, S.A. de C.V.

La Parrilla Silver Mine consists of underground silver/lead/zinc mining operations, and cyanidation and flotation ore processing plants. La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization on the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMPlata owns mining rights that cover 53,249.22 hectares (131,581.20 acres). The duration of the mineral rights concessions is 50 years, renewable over similar time periods.

La Parrilla mine consists of underground mine development that includes drifts, ramps, raises, stopes and other old workings along the S-SE-trending Los Rosarios system. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios system comprises La Rosa, Rosarios, La Blanca and San José mines and it intersects the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include Quebradillas, Protectora, San Nicolas, San José, Las Vacas, Santa Paula, etc.

Historical production records, plus surveys of old stopes within the La Parrilla district, suggest that approximately 1.37 million tonnes of silver ores were extracted from these mines at an estimated average grade of 310 g/tonne Ag, 1.9 percent Pb and 1.5 percent Zn. This estimate includes production by Mina Los Rosarios between 1978 and 1991 and FMS’s production from 2004 to September 30, 2008. The production amounts to 13.7 million ounces silver, 58.4 million pounds lead and 44.4 million pounds zinc.

FMPlata has developed an on-going aggressive exploration program that includes ramps, drifting and crosscutting into the old working areas of the Los Rosarios system. The exploration budget proposed for the period of 2009 is $5.18M. It includes 97 drill holes totaling 17,200m, geophysical and geochemical surveying, and approximately 5,800m of drifting, crosscutting and ramps development. This program is based on the following premises:

Pincock, Allen & Holt	3.1
90534 February 16, 2009

  Prepare the La Parrilla operation with sufficient mineral reserves to sustain economic production throughout periods of low metals prices.

  Plan and develop systematic production and increase operating capacity.

  Recover oxides and sulfides mineralization, consolidating mining blocks, and increasing Reserves to support a reasonable production schedule.

  Support exploration activities for development, channel sampling and underground drilling.

  Carry out an aggressive exploration program including deep drilling from underground and surface sites.

  Focus exploration efforts on regional exploration targets.

PAH has reviewed the La Parrilla mine Reserve update of September 30, 2008, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

The La Parrilla mine has estimated mineable Reserves for the following deposits:

  La Rosa
  Rosarios
  La Blanca
  San Marcos
  Quebradillas

The Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the Proven ore. The total “in situ” diluted Proven and Probable Reserves at a minimum mining width of 2.00m, as reviewed by PAH, is 0.50 million tonnes of oxides and sulfides averaging 295 grams per tonne silver, 1.40 percent lead and 1.01 percent zinc, for a total of 4.8 million contained ounces of silver only; or 5.2 million ounces of silver equivalent with gold and lead credits.

Resource calculations by FMPlata at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 20m beyond the blocks’ width. La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from the grade estimated for the

Pincock, Allen & Holt	3.2
90534 February 16, 2009

drill hole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 3.1 million tonnes averaging 255 grams per tonne silver, for a total content of 30.7 million ounces of silver equivalent inclusive of gold credit for oxides and lead and zinc credit for sulfides. The resources grade has been estimated “in situ” above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 6 g/tonne Ag, and inclusive of lead and zinc credit for sulfides, at 47 g/tonne Ag and 30 g/tonne respectively, for sulfides. This estimate is based on sales and on the following prices: Ag - $12.00/oz, Au - $708/oz, Pb - $0.75/lb and Zn – $0.75/lb.

Table 3-1 presents a summary of the La Parrilla Proven and Probable Reserves and Measured and Indicated Resources, in addition to Inferred Resources at the bottom of the table. These Reserves and Resources are exclusive of each other category. Figure 3-1 shows the Los Rosarios system Reserve/Resource Blocks.

PAH has excluded the zinc mineralization from the Reserve Base. However, zinc may represent a significant value for the La Parrilla operation at better market conditions with higher prices and possibly lower smelter charges. In the current resource grade estimates, the zinc has been considered as part of the block’s grade, and estimated at a 70 percent metallurgical recovery included in the value for silver equivalent calculation.

PAH notes that these Resources are in addition to the previously reported Reserves.

Additional geologic potential exists within the area of La Parrilla to investigate targets that may result in significant resource development for the mining operation. Direct exploration of geophysical anomalies may result in significant target zones for further exploration. FMS has determined anomalous areas of interest for further exploration investigations, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

  Quebradillas stockwork zone in outcroppings
  San José mine
  Sacramento
  Cerro Santiago
  Las Víboras
  San Marqueña
  Mina Santa Paula
  Cerro Santiago
  Santa Cruz
  La Protectora, etc.

Pincock, Allen & Holt	3.3
90534 February 16, 2009

TABLE 3-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mineral Reserves and Resources Prepared by FMPlata, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Au	Ag	Pb	Zn	Contained Metal
	Type	Tonnes	Meters	g/tonne	g/tonne	%	%	Ag (only) oz	Ag eq oz
MINERAL RESERVES
Total Proven	Oxides	127,778	3.09		301			1,235,695	1,260,344
Total Proven	Sulfides	160,690	2.72		302	1.36	0.93	1,561,792	1,804,608
PROVEN	Oxides plus Sulfides	288,468	2.88		302	1.36	0.93	2,797,487	3,064,952

Total Probable	Oxides	112,391	3.11		283			1,023,170	1,044,851
Total Probable	Sulfides	104,669	2.78		291	1.45	1.12	978,988	1,137,152
PROBABLE	Oxides plus Sulfides	217,060	2.95		287	1.45	1.12	2,002,158	2,182,002

PROVEN PLUS PROBABLE	Oxides plus Sulfides	505,528	2.91		295	1.40	1.01	4,799,645	5,246,954

MINERAL RESOURCES
Total Measured	Oxides	554,630	4.42	0.15	320			5,702,839	5,809,830
Total Measured	Sulfides	1,640,818	6.58	0.08	245	2.59	4.54	12,934,778	16,996,798
MEASURED	Oxides plus Sulfides	2,195,448	6.04	0.10	264	2.59	4.54	18,637,618	22,806,628

Total Indicated	Oxides	428,445	3.06	0.22	298			4,107,289	4,189,938
Total Indicated	Sulfides	433,043	4.59	0.05	192	3.46	6.07	2,678,396	3,750,441
INDICATED	Oxides plus Sulfides	861,488	3.83	0.13	245	3.46	6.07	6,785,685	7,940,379

MEASURED PLUS INDICATED (8)	Oxides plus Sulfides	3,100,000	5.41	0.11	255	2.84	4.97	25,400,000	30,700,000

INFERRED RESOURCES
Total Inferred (6)	Oxides	4,600,000	3.37	0.03	162	0.01	0.00	23,900,000	24,800,000
Total Inferred	Sulfides	3,400,000	4.86	0.12	179	2.05	3.51	20,000,000	28,000,000
INFERRED RESOURCES (8)	Oxides plus Sulfides	8,000,000	4.00	0.07	169	0.87	1.49	43,900,000	52,800,000

(1) Estimates by First Majestic Plata, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3) Oxides Ag equivalent includes gold credit based on FMPlata sales. Au Credit = 6 g/tonne Ag.
(4) Sulfides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. recovery = 30 g/tonne Ag.
(5) Cut Off Grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered in COG estimates.
(6) Preliminary Quebradillas Block Model estimate at COG>50 g/tonne Ag.
(7) Reserves and resources in this report are exclusive of each other.
(8) Rounded figures.

Pincock, Allen & Holt	3.4
90534 February 16, 2009

NW
SE
ROSARIO MINE
2,200 m.a.s.l.
LA BLANCA MINE
LRI-05
INFERRED OXIDES
LA ROSA MINE
SANTA ENCARNACION SHAFT
2,100
2,000
SULFIDES
ORE SHOOT 1
ORE SHOOT 3
1,900
LRI-04
LRI-03
LRI-01
ORE SHOOT 2
LRI-02
1,700
1,600
Section 22W-22W
Section 21W-21W
Section 20W-20W
Section 19W-19W
Section 18W-18W
Section 17W-17W
Section 16W-16W
Section 14W-14W
Section 13W-13W
Section 12W-12W
Section 11W-11W
Section 10W-10W
Section 09W-09W
Section 08W-08W
Section 07W-07W
Section 06W-06W
Section 05W-05W
Section 04W-04W
Section 03W-03W
Section 02W-02W
Section 01W-01W
Section 0-0'
Section 1-1'
Section 2-2'
Section 3-3'
Section 4-4'
Section 5-5'
Section 6-6'
Section 7-7'
Section 8-8'
Section 9-9'
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH In process
DDH Programmed
SCALE
METERS

Prepared by pincock, allen & holt, 165 S. Union Boulevard, Suite 950, Lakewood, Colorado 80228, Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 3-1	Date of Issue: Jan/2009
Project No. 90534	Project Name: La Parrilla Silver Mine 43-101 Technical Report	LONGITUDINAL SECTION LOS ROSARIOS VEIN	Drawing Name: Fig.3-1.dwg

Additional Inferred Resources have been projected in Rosarios, Quebradillas, and San Marcos zones.

FMS operates three mines in La Parrilla area. The Rosa/Rosario and La Blanca, the San Marcos, and Quebradillas operations, all are separate mines within an area of about 10 km2. The production from the mines during 2008 has been about 143,838 tonnes at an average grade of 213 g/tonne Ag. This production includes about 24,000 tonnes of ore extracted from development workings. Oxide ore mined was about 82,419 tonnes, while sulfide ore mined was about 61,419 tonnes.

The La Parrilla processing plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both doré metal bars and flotation concentrates are produced. Products are marketed to Met-Mex Peñoles’ smelter and refineries, located in Torreón, Coahuila. The tonnes milled during the first 9 months of 2008 totaled 143,838 tonnes. Silver production for the first 9 months was about 731,259 equivalent ounces of silver. The company’s 5-Year Plans requires improvements in production rates, ore head grades and mill recoveries to achieve about 1.94 million ounces of silver equivalent production per year by the end of 2009.

Mining is semi mechanized with trackless loading and hauling. Some drilling is done with a 2-boom and 1-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills. The principal stoping method for the near-vertical veins of La Parrilla is overhand cut and fill, with backfill mainly obtained from development waste. However, the operators are currently experimenting with long-hole open stoping. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern La Parrilla operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as “bald-headed raises,” but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for the mines. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit has a process capacity of 420 tonnes per day of which during 2008, an average of 300 tonnes per day of ore from La Parrilla containing 211 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit has a 420 tonnes per day capacity of which during 2008 an of average of 230 tonnes per day of ore were from La Parrilla containing about 218 grams per tonne silver and 2.0 percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 4.0 kilograms per tonne silver and 28 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 420 tonnes per day each. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant, the tailing containment area with 10 years of life has been built. Figure 3-2 shows the Ore Processing Plant Layout.

Pincock, Allen & Holt	3.6
90534 February 16, 2009

10,200 N
Linea de Descarga de
Espesadores de
Contacto Strupack
Campamento
puerta
Oficinas
de
SCALE 0 7.5 15 30 METERS

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 3-2 ORE PROCESSING PLANT LAYOUT	Date of Issue Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.3-2.dwg

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

PAH is not aware of any environmental liabilities within the La Parrilla mining district. FMS applied for modifications to the previous operating permits (“Permiso Unico Ambiental”) to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of September 2008 totaled 509 people of which 458 were outside contractors. The overall efficiencies achieved to date (September 30) in 2008 were about 1.1 tonnes per man-shift, while that for the mine operation only, were about 2.3 tonnes per man-shift.

Site operating costs have averaged about $47 per tonne mined and milled for the nine-month period of 2008. The all-in costs including mining, milling and downstream processing have averaged about $50 per tonne for oxides and $67 per tonne for sulfides. The mining costs were an average of about $18 per tonne, milling costs were about $24 for oxide ores and $21 for sulfide ores per tonne and site G&A costs averaged about $6.30 per tonne. A summary of the 2008 operating costs is shown in Table 3-2.

TABLE 3-2
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Summary of Operating Costs

Concept Area	Type of Ore
	Oxides	Sulfides
Mine	18.50	17.52
Mill	23.50	20.81
Site G&A	6.32	6.32
Marketing, SR, Freights, etc.	1.55	22.29
Total OC for Cutoff	$49.87	$66.94

Capital expenditures are estimated at about $6.8 million in 2008, including $3.2 million for exploration and mine development. Projected capital expenditures budgets decrease to $3.9 million in 2009 and are at about $2.9 million per year for the remaining three years of the 5-Year Plan. The detail of the capital costs is found in Table 3-3.

An economic analysis of the project, at a discount rate of 10 percent, resulted in a net present value of $13.65M with an Internal Rate of Return of 205 percent. These values show La Parrilla’s current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides/sulfides transition zone.

Pincock, Allen & Holt	3.8
90534 February 16, 2009

TABLE 3-3
First Majestic Silver Corp
First Majestic Plata, S.A de C.V.
La Parrilla Silver Mine
Projected Capital Expenditures, 2009 through 2013 ($U.S)

AREA	2008	2009	2010	2011	2012	2013	TOTALS
Mine
Exploration	5,103,135	600,000	600,000	600,000	600,000	600,000	8,103,135
Mine Development	3,725,198	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	12,725,198
Mine Equipment and Other	2,372,080	525,000	525,000	530,000	530,000	530,000	5,012,080
Sub-total	11,200,413	2,925,000	2,925,000	2,930,000	2,930,000	2,930,000	25,840,413
Plant
Equipment & Installations	980,202						980,202
Sub-total	980,202						980,202
Other G&A, Infrastructure
Equipment & Installations	733,821	62,216	62,216	7216	7216	7216	879,901
Grupo Mexico Inc. VAT		912,233					912,233
Sub-total	733,821	974,449	62,216	7216	7216	7216	1,792,134
TOTALS	12,914,436	3,899,449	2,987,216	2,937,216	2,937,216	2,937,216	28,612,749

These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH’s opinion the La Parrilla mill and process plant will likely reach planned throughput rates in 2009 as shown in Table 3-4.

TABLE 3-4
First Majestic Silver Corp.
First Majestic Plata, S.A de C.V.
La Parrilla Silver Mine
Economic Analysis Results for 5-year Plan

ECONOMIC EVALUATION	Discount Rate (%)	NPV ($US)
NPVs	0% 10% 15% 20% 25%	19,369,314 13,655,502 11,628,858 9,982,165 8,629,095
IRR	176%

PAH believes that the La Parrilla Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by FMPlata for the La Parrilla Silver Mine were reviewed by PAH and constitute part of an operation by FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of the La Parrilla operation shows positive economics as measured by a cash flow exercise, and thus the postulated Reserve position is accepted.

Pincock, Allen & Holt	3.9
90534 February 16, 2009

4.0           INTRODUCTION

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering the La Parrilla Silver Mine (La Parrilla) located in the Municipality of Nombre de Dios, Durango State, México. This report is an update of Technical Reports for the La Parrilla Silver Mine, Durango State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, and Technical Report for the La Parrilla Silver Mine, Durango State, México, dated January 25, 2008, and published in SEDAR in January 29, 2008, and Technical Report Amended dated March 18, 2008 and published in SEDAR in March 19, 2008, and they are referred to as Technical Reports herein.

The objective of this Technical Report is to provide FMS with an updated report that will follow existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

4.1           Qualified Person and Participating Personnel

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the periods of May 15–18 and November 13-18, 2007 to review current status of the property. Another team of PAH professionals visited La Parrilla Silver Mine to review environmental, mine, plant and safety issues during the period of April 13–15, 2007. Mr. López’s prior visit to La Parrilla Silver Mine was in June 21, 2006 as part of a PAH team of professionals to review the operations. Mr. López and Mr. Richard Addison visited the property during the period of October 30 to November 1, 2008 to review available information on La Parrilla Silver Mine and has assembled the location, tenure, history, environmental considerations, and all aspects of the geology, and reviewed the sampling, data verification, drilling and project resources. Other PAH members collaborated in the review of reserve estimates, mine and processing, operations and operating and capital costs for La Parrilla Silver Mine and operation.

4.2           Terms and Definitions

La Parrilla consists of silver/lead/zinc oxidized and sulfides mineral deposits located in the State of Durango, México. La Parrilla comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations along regional and local structures and their projected intersections. Some of the known deposits within the La Parrilla area are the following:

  Los Rosarios, La Rosa and La Blanca/San José vein system (Los Rosarios System)
  San Marcos
  Quebradillas

Pincock, Allen & Holt	4.1
90534 February 16, 2009

  Las Vacas
  San Nicolas
  Las Animas, and
  Numerous other targets for exploration along known structures and projected intersections, such as Milagros, La Víbora, Sacramento
  Geophysical anomalies recently confirmed by detailed IP and Resistivity investigations

In this report:

  FMS refers to First Majestic Silver Corp.

  CFM refers to Corporación First Majestic, S.A. de C.V. a Mexican holding company wholly owned subsidiary of FMS, which was incorporated on July 31, 2007 and effected corporate restructuring on August 14, 2007 by which CFM now holds all ownership, including all shares of La Encantada, El Pilon and FMPlata. FMS Press Release of November 29, 2007 published on SEDAR site.

  FMPlata refers to First Majestic Plata, S.A. de C.V. a wholly owned subsidiary of Corporación First Majestic, S.A. de C.V. It was incorporated on July 31, 2007 to hold the La Parrilla Silver Mine mineral rights, ownership and obligations held through First Majestic Resources México, S.A. de C.V. including all FMRM shares and acquisitions from Industrial Minera México, S.A. de C.V., its subsidiaries and other third parties. All changes were effected on August 14, 2007.

  FMRM refers to First Majestic Resources México, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS held under the Mexican holding company CFM, and operator of La Parrilla Silver Mine. FMRM ownership and rights were transferred to FMPlata on August 14, 2007.

  PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

  Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

  La Parrilla Silver Mine, La Parrilla mine, La Parrilla district or La Parrilla refers to the operating underground mines, processing plants and infrastructure facilities that form this industrial complex and all the surrounding ground owned by FMPlata.

  Mina Los Rosarios, S.A. de C.V. is a Mexican mining company owned by Mr. José Antonio Gámiz Quiñones and Family, former operator of the La Parrilla mine and plant. FMRM acquired the rights to La Parrilla from this company.

  Grupo México refers to the corporation that holds ownership of ASARCO, former ASARCO Mexicana, and a group of Mexican Companies, subsidiaries of Industrial Minera México, S.A. de C.V., including Minera Montana, S. de R.L. de C.V., Mexicana del Arco, S.A. de C.V. and Minerales Metálicos del Norte, S.A. de C.V., from which FMRM has purchased mining concessions and properties within La Parrilla area.

Pincock, Allen & Holt	4.2
90534 February 16, 2009

  Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

  Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, “Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000.”

  CFM refers to Comisión de Fomento Minero, a Mexican Federal Entity responsible for support and promoting mining activities, including financing and exploration, mining and processing through contracting by small-scale miners (gambusinos). It was shut down by the Mexican Federal Government. All former CFM activities were transferred to other Federal Institutions as Fideicomiso de Fomento Minero (FIFOMI) and Servicio Geológico Mexicano (SGM).

4.3           Units

All units are carried in metric units, also unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne or g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

Abbreviation	Unit or Term

Al2O3	Alumina
ANFO	Ammonium nitrate/fuel oil
ASTM	American Society for Testing and Materials
Sb	Antimony
Ag	Silver
As	Arsenic
Au	Gold
Bi	Bismuth
Cd	Cadmium
Co	Cobalt
Cu	Copper
In	Indium
Fe	Iron
g/tonne (gptonne)	Grams per tonne
ha	Hectare (10,000 m2)
kcal	Kilocalories
kg	Kilograms
km	Kilometer
k	Thousands
Pb	Lead

Pincock, Allen & Holt	4.3
90534 February 16, 2009

LOM	Life of Mine
Mn	Manganese
Hg	Mercury
m	Meters
masl	Meters Above Sea Level
mm	Millimeters
M	Million
Mt	Million Tonnes
mtpd	Metric tonnes per day
Mtpy	Million tonnes per year
NPV	Net Present Value
Ni	Nickel
oz	Ounces
%	Percent by weight
Patio	refers to yard, court or stocking ground
Se	Selenium
SiO	Silica
Sn	Tin
T or t	Metric Tonne (2,204 lbs)
Te	Tellurium
Ti	Titanium
tpa	Tonnes per annum
tpy	Tonnes per year
tpd	Tonnes per day
ug	Underground
WO	Tungsten Oxide
Zn	Zinc
$	United States Dollars
MX$	Pesos, New Mexican Pesos
CA$	Canadian Dollars

4.4           Source Documents

The source documents for this report are summarized in Section 22.

Pincock, Allen & Holt	4.4
90534 February 16, 2009

5.0           RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. (“Consultant”) and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

•	Resource and Reserve Estimates by FMS for La Parrilla Silver Mine. Prepared by FMPlata and FMRM staff and reviewed by PAH. September 30, 2008.

•

Technical Report for the La Parrilla Silver Mine Amended, Durango State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., March 18, 2008, and published in SEDAR in March 19, 2008.

•

Technical Report for the La Parrilla Silver Mine Amended, Durango State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., July 24, 2007, and published in SEDAR on July 25, 2007.

•	La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

•

Legal Opinion – First Majestic Plata, S.A. de C.V., a wholly owned subsidiary of Corporación First Majestic, S.A. de C.V. wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on September 30, 2008.

•	Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

•	Information provided by FMRM and FMS as owners and operators of La Parrilla mine, including data from January to September 2008.

•

Information provided by FMS Corporate Manager of Environmental and Permitting, on Permits and Environmental Requirements compliance on behalf of the La Parrilla mining operation. This document of statement and list of permits and requirements was provided to PAH by FMS Corporate Manager of Environmental and Permitting, Mr. José Luis Hernández Santibañez, dated on October 31, 2008. It includes the following:

•

Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the “Licencia Ambiental Unica No. LAU-10/016-2005” dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, registration No. “FMR141001611” dated April 17, 2006.

Pincock, Allen & Holt	5.1
90534 February 16, 2009

•

Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam “Parrilla II”. Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

•

State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006. Registration of title rights on October 26, 2006.

•	Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances, including the use of Sodium Cyanide. Dated June 15, 2006.

•

Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Aprovechamiento y Restauración de Recursos Naturales. Document No. SG/130.2.2./000979. Authorization to change the use of land for the project construction and operation of the La Parrilla II Tailings Dam of the La Parrilla Mining Operation. Dated on Durango city April 27, 2007.

•	Program of Environmental Audit has been presented to SEMARNAT with pending resolution for approval.

•	Permit for the use of explosives.

•	Permit to allow discharge of fluids.

•	Annual Operating Permit.

•	Risk Analysis for the Plant.

•	Program of Accidents Prevention.

•	The following studies have been completed on behalf of the La Parrilla Silver Mine operation:

	-	Dust in surrounding areas, May – 2005, August 2007 and July 2008.

	-	Sampling and analysis of tailings for cyanide and arsenic, May 2005 and Jun 2008.

	-	Sampling and analysis of water from domestic water wells, May 2005, July 2007 and June 2008.

	-	Program of Environmental Audit in application since February 2006.

	-	Risks study, February 2006.

Pincock, Allen & Holt	5.2
90534 February 16, 2009

	-	Program of Accidents Prevention, February 2006.

	-	Study of noises in the surrounding areas, May 2006 and July 2008.

	-	Study of noises in the working areas, April 2007.

	-	Termic conditions study in working areas, April 2007.

	-	Study of illumination conditions in working areas, April 2007.

	-	Study of the presence of dust in working areas, April 2007.

	-	Study on characterization of soils and tailings, August 2007.

•	PAH’s observations during site visits on the periods of June 20-25, 2006; April 13-15, 2007; May 15–18, 2007 and November 13–18, 2007.

PAH believes that this information is reliable for use in this report. Environmental review of documents, permits and studies for the La Parrilla Silver Mine were provided to PAH by the FMS Corporate Manager of Environmental and Permitting, Mr. José Hernández Santibañez in document dated October 31, 2008.

This information was also reviewed by FMPlata legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza, dated September 30, 2008. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for the La Parrilla Silver Mine mining – metallurgical operation to be accurate and current in legal standing.

Pincock, Allen & Holt	5.3
90534 February 16, 2009

6.0           PROPERTY DESCRIPTION AND LOCATION

La Parrilla Silver Mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned subsidiary of Corporación First Majestic, S.A. de C.V., a Mexican holding company wholly owned by First Majestic Silver Corp. of Vancouver, Canada (FMS).

Additional details of property description and location are presented in Technical Report Amended for La Parrilla Silver Mine of March 18, 2008 and published in SEDAR on March 19, 2008 and in Technical Report Amended of July 24, 2007 and published in SEDAR on July 25, 2007. Figure 6-1 presents a general site map and Figure 6-2 is a general location map.

Location coordinates to approximate center of La Parrilla Silver Mine are as follows:

Geographic	UTM

North 23º 44’ 16”	North 2,625,000

West 104º 06’ 26”	East 591,500

6.1           Property Description

This Technical Report presents an update of La Parrilla’s current operating conditions and projections as planned by FMS. La Parrilla property modifications for the period of January to September, 2008 include the following:

The La Parrilla mining rights covered by First Majestic Resources México, S.A. de C.V. a wholly owned subsidiary of FMS have been transferred to the newly founded First Majestic Plata, S.A. de C.V. a corporation owned by the newly created Mexican holding company Corporación First Majestic, S.A. de C.V. which consolidates all shares and ownership of the Mexican operations by First Majestic Silver Corp. of Vancouver, BC.

All the Mining Concessions legal status was provided by legal opinion, dated September 30, 2008 from the Durango City based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by FMPlata are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to December 31, 2008. Figure 6-3 is a mining concessions map.

La Parrilla consists of 38 contiguous mining concessions in the La Parrilla mining district that cover mineral rights for 53,249.21 hectares (131,581.20 acres). All these mining concessions hold exploitation rights for 50 years from the date of registration.

Pincock, Allen & Holt	6.1
90534 February 16, 2009

2040
2045
2050
2055
CAMINO
CAMINO VECINAL
CAMINO
CAMINO
CAMINO
369.38
90.54
104.10
358.09
197.53
276.22
656.90
198.31
277.10
226.60
348.97
560.61
ESCUELA PRIMARIA
Polvorines
SAN CARLOS
Area Total (Ocupación Temporal):
69 Has.
Perimetro:
3,464.75Mts.
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp. Project Name La Parrilla Silver Mine 43-101 Technical Report	FIGURE 6-1 GENERAL SITE MAP	Jan/2009
Project No. 90534			Drawing Name Fig.6-1.dwg

CHIHUAHUA
COAHUILA
SINALOA
Torreón
DURANGO
Culiacán
ZACATECAS
Durango
San José de
La Parrilla
Sombrerete
USA
GULF OF
MEXICO
Mazatlán
La Parrilla
Silver Mine
SAN
LUIS
POTOSI
MEXICO
PACIFIC
OCEAN
Zacatecas
NAYARIT

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 6-2 GENERAL LOCATION MAP	Date of Issue Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.6-2.dwg

LEGEND
OBRA MINERA
POBLADO
FIRST MAJESTIC PLATA MINING CONCESSIONS
OTHERS
SCALE 0 250 500 1000 METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 6-3 MINING CONCESSIONS	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.6-3.dwg

Table 6-1 presents a list of La Parrilla Silver Mine concessions.

TABLE 6-1
First Majest Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mining Concessions

No.	Name	Title No.	Surface Ha.	Ownership
1	Protectora 2	169,302	32.3560	FMPlata
2	Extensión Rosa	169,303	6.0000	FMPlata
3	Rosa y Anexas	169,304	4.0000	FMPlata
4	Rosario	169,305	5.3670	FMPlata
5	El Salvador	169,306	1.0000	FMPlata
6	Ampliación Los Rosarios	169,307	4.0000	FMPlata
7	Los Michosos	169,308	15.9673	FMPlata
8	San José	169,309	6.0000	FMPlata
9	San Marcos	169,310	10.0000	FMPlata
10	La Protectora	169,311	83.8767	FMPlata
11	Ampliación del Rosario 2	169,312	7.5000	FMPlata
12	San Nicolás	169,313	95.4983	FMPlata
13	Los Rosarios	171,082	11.0000	FMPlata (2)
14	La Encarnación	150,935	16.0000	FMPlata (2)
15	San Ignacio Dos	158,205	8.9286	FMPlata (2)
16	Parrilla II	203,302	16.0000	FMPlata (2)
17	Parrilla V	203,987	0.4088	FMPlata (2)
18	El Tecolote	121,256	20.0000	FMPlata (2)
19	Las Vacas	122,739	40.0000	FMPlata (2)
20	La Asunción de Quebradillas	124,290	12.0000	FMPlata (2)
21	El Socorro	136,808	15.3702	FMPlata (2)
22	Parrilla 18	210,061	9.2208	FMPlata (2)
23	Parrilla 16	214,003	44.4244	FMPlata (2)
24	Parrilla 19	214,557	30.0068	FMPlata (2)
25	Parrilla 21	216,554	26.8962	FMPlata (2)
26	Parrilla 20	216,723	9.0000	FMPlata (2)
27	Parrilla 22	219,888	53.9870	FMPlata (2)
28	Parrilla XIV	198,568	33.1581	FMPlata (2)
29	Parrilla Sur	198,569	874.6880	FMPlata (2)
30	Parrilla Norte	198,570	1,742.3879	FMPlata (2)
31	Parrilla III	204,357	32.5267	FMPlata (2)
32	Parrilla VI	204,358	10.0000	FMPlata (2)
33	Parrilla VII	204,520	20.8434	FMPlata (2)
34	Parrilla IV	211,943	38.1396	FMPlata (2)
35	Parrilla 15	212,351	8.9420	FMPlata (2)
36	La Zacatecana	217,646	88.0107	FMPlata (2)
37	Michis	230,602	31,350.0000	FMPlata
38	La Providencia	229,493	18,465.7120	FMPlata
	Total Hectares		53,249.2165

(1) All concessions have been transferred to FMPlata
(2) Concessions with provisions to pay royalties

Pincock, Allen & Holt	6.5
90534 February 16, 2009

6.2           Mineral Tenure

FMS acquisition rights of La Parrilla claims purchased from Grupo México include a Net Smelter Return (NSR) of 1.5 percent royalty payments that may be acquired by FMPlata for a total of US$2,000,000. There are no other encumbrances on La Parrilla mining concessions. FMPlata has recently negotiated a lease on the land where the second tailings dam has being built and is now operating; this includes a yearly payment to the Ejido San José de La Parrilla.

6.3           Environmental

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below surface rights lie with the State; while surface rights are owned by “ejidos” (communities) or private individuals, allowing them the right of access and use of their land.

La Parrilla area is located, within the Ejido San José de la Parrilla and also within private property. La Parrilla has made an Agreement for the surface rights from Ejido San José de La Parrilla under the provisions included in the Mexican Mining Law to permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

PAH is not aware of any pending environmental liabilities within the La Parrilla area of operations. A list and statement of all operating permits and their current status was provided to PAH by FMS Corporate Manager of Environmental and Permitting regarding the La Parrilla, dated October 31, 2008. Environmental Permits and Requirements are current.

Pincock, Allen & Holt	6.6
90534 February 16, 2009

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Parrilla Silver Mine is located in the south-eastern part of the state of Durango, at about 60km to the southeast from the capital city of Durango. It is located in the municipality of Nombre de Dios, at about 1km to the SE of the village of San José de la Parrilla.

Geographic coordinates for the central part of the La Parrilla area are as follows:

N – 2,625,000; E – 591,500

La Parrilla district consists of numerous silver/gold/lead/zinc underground mines, Los Rosarios, La Rosa, San José, La Blanca, San Marcos, Las Vacas, Quebradillas, Las Víboras, San Marqueña, Sacramento, Cerro Santiago, Santa Paula and other small workings. FMS has consolidated the district into the La Parrilla Silver Mine operation.

Additional details on Accessibility, Infrastructure, Climate, Vegetation, Physiography, Hydrology and Local Resources are presented in Technical Reports. A project access map is shown in Figure 7-1.

Pincock, Allen & Holt	7.1
90534 February 16, 2009

Durango
Nombre de Dios
SAN MARTIN
SOMBRERETE
SABINAS
Chalchihuites
Tocayos
LA PARRILLA SILVER MINE
La Colorada
Fresnillo
Zacatecas
Real de Asientos
0
50
Kilometers
MEXICO
LEYENDA
Mina en Producción

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 7-1 MINING DISTRICTS within LA PARRILLA REGION	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.7-1.dwg

8.0           HISTORY

La Parrilla mining district was discovered during the Spanish Colonial Times of the XVI century, when mining activity began in the region. Mining districts that are still in operation within this region include mines at Fresnillo, San Martín, Sombrerete, La Colorada, Cerro del Mercado, and others.

La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. The mine and plant were operated until 1999, when operations were shut down due to low silver prices. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. who operated the mine until 1999. The Comisión de Fomento Minero (CFM), a Mexican Federal Entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete, Zacatecas, etc. This plant was purchased in 1990 by Minera Los Rosarios from CFM. Subsequently, in 2004, FMS acquired the mining rights and the plant from Minera Los Rosarios and in 2006 successfully negotiated the acquisition of the mineral rights held by Grupo México which surrounded the original La Parrilla mine. Today FMS has consolidated ownership of the plant and all the land surrounding La Parrilla, where numerous mineral occurrences and mineral deposits are being investigated.

Production records by ASARCO and Consejo de Recursos Minerales, plus surveying volumes of old stopes within La Parrilla district, suggest that approximately 1.37 million tonnes of silver ores have been extracted from the various mines that make up this industrial complex at an estimated grade of 310 g/tonne Ag, 1.9 percent Pb and 1.5 percent Zn.

FMS’s production from the La Parrilla area (June 2004 to September 2008) amounts to 443,340 tonnes with recovered average grade of 215 g/tonne Ag and 1.05 percent Pb. These are included in total production within the mining district. Table 8-1 summarizes the La Parrilla district’s historical production.

TABLE 8-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Historical Mineral Production (*)

Mine	Metric Tonnes	Average Grade
		Silver g/tonne	Pb %	Zn %
Los Rosarios	530,000	450	2.60	2.80
San Marcos	100,000	250	2.20	0.50
San José	50,000	125	2.00	0.80
La Rosa	20,000	350	2.50	2.00
Mina Los Rosarios, SA de CV	231,000	235	1.89	1.74
FMPlata production (2)	443,000	215	1.05	-
Total Estimated Recovered Production	1,374,000	310	1.93	1.47
Total (ounces, lbs, lbs) =		13,705,219	58,416,698	44,443,816

(*) Data provided by FMS from ASARCO, Consejo de Recursos Minerales and FMPlata.
(1) reported production by Mina Los Rosarios, S.A. de C.V. (1978 - 1991). Rounded figures.
(2) FMS production from Jun 2004 to Sep 2008, including 16,589 tonnes of reprocessed dumps.
Pincock, Allen & Holt	8.1
90534 February 16, 2009

FMS has consolidated ownership of the La Parrilla concessions and property under First Majestic Resources, SA de CV and newly renamed (July 31, 2007) the operating company First Majestic Plata, S.A. de C.V. (FMPlata). This operating company is held under FMS's newly created wholly owned Mexican Holding Company, Corporación First Majestic, S.A. de C.V. (CFM). These changes have been incorporated as of August 14, 2007.

FMS resumed operations at La Parrilla in June, 2004, with plans to improve and expand operations. In 2006 FMS initiated construction of a flotation plant within the cyanidation plant facilities, for total production capacity of 800 tonnes per day, including 400 tpd of oxide ore and 400 tpd of sulfide ore. This flexibility allows for a more efficient processing of the ores extracted from the various mines within the La Parrilla land holdings.

FMPlata has been developing an aggressive exploration program in the area to increase the La Parrilla Resources and Reserves. This program included drilling with six surface drilling rigs operating in the area. During the third quarter of 2008 the drilling activity was reduced to four drill rigs and by September 2008 only one drilling machine was left in operation for underground investigations. The recommended drilling program for 2009 includes 97 drill holes with a total depth of 17,200 meters.

Pincock, Allen & Holt	8.2
90534 February 16, 2009

9.0           GEOLOGICAL SETTING

Please refer to La Parrilla Silver Mine Technical Reports dated July 24, 2007 and March 18, 2008, which were published on July 25, 2007 and March 19, 2008 respectively in SEDAR.

La Parrilla Silver Mine district is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, within the sub-province of Sierras y Llanuras de Durango. La Parrilla Silver Mine is located in the northern side of a contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks. Figure 9-1 shows La Parrilla Silver Mine Regional Geologic Map.

To this date, there are no changes to report regarding the La Parrilla geology.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Pincock, Allen & Holt	9.1
90534 February 16, 2009

STRATIGRAPHIC COLUMN
ALLUVIUM
QUATERNARY
TERTIARY
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE
0
125
250
500
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 9-1 LA PARRILLA SILVER MINE GEOLOGIC MAP	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig_9-1.dwg

10.0         DEPOSIT TYPES

La Parrilla Silver Mine mineral deposits consist of structurally-controlled mineral concentrations of silver/gold/lead/zinc and other secondary minerals. These occur associated and partly enclosed by the metasomatic zone created by a stock of dioritic composition intruding a sequence of calcareous rocks of Cretaceous age.

The plutonic cycle originated uplifting and intense faulting and fracturing of the pre-existing sedimentary rocks. A broad zone of metasomatic alteration was developed around the outer zone of the intrusive and into the sedimentary rocks, which may reach up to about 2km in the southern part of the outcropping contact zone at the La Parrilla Silver Mine area. Figure 10-1 shows a sketch of a typical skarn deposit.

To this date, there are no changes to report regarding the La Parrilla Silver Mine geology.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Pincock, Allen & Holt	10.1
90534 February 16, 2009

DISTAL
REPLACEMENT
Ag-Pb-Zn
Vacas
PROXIMAL-DISTAL
REPLACEMENT
Ag-Pb-Zn
Los Rosario-La Blanca-San Marcos-Quebradillas
DISTAL
Au-Ag Bodies
Cerro Santiago-San Marqueña
Skarn
Replacement
Cretaceous limestones
Skarn-Replacement
San Martín Type
Ag-Pb-Zn)
FELSIC INTRUSION
(OLIGOCENE)

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp. Project Name La Parrilla Silver Mine 43-101 Technical Report	FIGURE 10-1 SKETCH of a TYPICAL SKARN DEPOSIT	Jan/2009
Project No. 90534			Drawing Name Fig.10-1.dwg

11.0         MINERALIZATION

Mineralization at La Parrilla Silver Mine is a typical assemblage of metasomatic deposit and hydrothermal vein deposits with a high content of silver. These mineral assemblages have been affected by processes of oxidation and secondary enrichment. They mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, which consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc. Figure 11-1 Quebradillas mine High Grade oxides mineralization.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides. Figure 11-2 shows High Grade oxides at Quebradillas vein, Stope 538. Figure 11-3 shows exploration drilling at Stope 7564 of La Rosa vein.

The La Parrilla Silver Mine mineralization occurs along a vertical range of about 600m in vertical extension (2,300m to 1,700m above sea level). This extension is known through underground development and drill holes and it is still open to depth. Known longitudinal extensions vary from about 1,200 meters at the Los Rosarios system, 500 meters at the San Marcos vein system, and about 400 meters at the Quebradillas area; however some of these systems may be continuous, such as Los Rosarios System and San Marcos.

FMS has delineated an area of approximately 200m by 200m for possible open pit mining. Preliminary estimates based on 33 drill holes with a total depth of 2,905m has indicated 3.3m tones at an average grade of 100 g/tonne Ag in oxides mineralization. Figure 11-4 shows the Quebradillas outcropping 3D Block Model representation.

To this date, there are no changes to report regarding the La Parrilla Silver Mine mineralization.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Pincock, Allen & Holt	11.1
90534 February 16, 2009

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 11-1 QUEBRADILLAS OXIDES	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.11-1.dwg

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp.	FIGURE 11-2 QUEBRADILLAS VEIN OXIDES	Date of Issue Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.11-2.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 11-3 EXPLORATION DRILL LA ROSA VEIN L-7564	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.11-3.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 11-4 QUEBRADILLAS 3D BLOCK MODEL	Feb/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.11-4.dwg

12.0         EXPLORATION

12.1         Introduction

La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high metals prices. Common practice in these districts’ development was to mine out high grade ores, for the most part, by direct exploration development.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

FMS through its wholly-owned Mexican subsidiary FMPlata continues development of an aggressive exploration program that includes underground workings, such as ramps of access, drifting and crosscutting into the old working areas of the Los Rosarios System including La Blanca, San Marcos, Quebradillas and Vacas areas. It also includes, for 2009 the completion of investigations for the potential development of the Quebradillas outcroppings area by open pit methods. This program is based on the following premises:

  Prepare the La Parrilla Silver Mine operation with sufficient mineral Reserves to sustain economic production throughout periods of low metals prices.

  Plan and develop systematic production and increasing operating capacity.

  Recover oxides and sulphides mineralization consolidating mining blocks and increasing Reserves to support reasonable production schedule.

  Support exploration activities for development, channel sampling and underground drilling.

  Carry out an aggressive exploration program including deep drilling from underground and surface sites, and

  Focus exploration efforts into regional exploration targets.

FMPlata is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within blocks and accessible areas along the workings. Part of the efforts during 2008 focused on the probable development of the Quebradillas outcroppings area by open pit methods. Table 12-1 shows the exploration programs at La Parrilla Silver Mine for 2009.

Pincock, Allen & Holt	12.1
90534 February 16, 2009

TABLE 12-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Exploration Program 2009

Exploration Activites	Objective	Area	Unit	Quantity	Total Estimated Cost US$
Geophysical Survey IP	Define Areas for Drilling	Cerro Santiago	Km	15	45,000
		La Cruz	"	15	45,000
				30	90,000
Geochemical Survey	Define Areas for Drilling	Cerro Santiago	Samples	250	10,000
		Providencia	"	250	10,000
		La Cruz	"	100	8,000
		Michis	"	300	12,000
		Assays DDH	"	1,000	40,000
				1,900	80,000
Surface Diamond Drilling	Develop Resources	Quebradillas	20 Drill holes, m	3,000	300,000
		Vacas	4 Drill holes, m	1,000	100,000
		Cerro Santiago	4 Drill holes, m	1,000	200,000
		Sacramento	15 Drill holes, m	5,000	500,000
				10,000	1,100,000
Underground Diamond Drilling	Develop Resources at Depth	La Rosa Rosarios	2 Drill holes, m	500	50,000
		Quebradillas	29 Drill holes, m	4,200	420,000
		San Marcos	8 Drill holes, m	500	50,000
		La Blanca	15 Drill holes, m	2,000	200,000
				7,200	720,000
Underground Development Ramps, Drifts, Crosscuts	Develope Reserves and Resources	Quebradillas-Vacas (ramp)	Meters	5,800	3,190,000
				Total US$	5,180,000

Pincock, Allen & Holt	12.2
90534 February 16, 2009

12.2         Exploration Programs

FMPlata exploration programs for the La Parrilla district during 2009 are designed to investigate principally two types of targets:

  To increase La Parrilla Reserve/Resource base within currently producing areas. These targets include mine workings and drilling for confirmation of blocks and areas in the Los Rosarios System, La Blanca, San Marcos, Quebradillas, Las Vacas, etc.

  To investigate geophysical, geochemical and structural targets that may indicate significant concentrations of minerals. These target areas may represent large-volume exploration targets. These areas are generally associated with the contact zone between the regional intrusive stock and sedimentary formations, or with dykes and sills that may indicate favorable zones for mineral concentrations. Geophysical investigations are programmed for the Cerro Santiago and La Cruz areas. Geochemical sampling is scheduled for Cerro Santiago, Providencia, La Cruz, Michis and additional assays of drill core.

  Access, prepare and develop old mine workings such as Quebradillas, Las Vacas, San Marcos, etc.

FMPlata has considered a significant budget for investment in exploration at La Parrilla. This budget includes programs of exploration that have already shown positive results by indicating an important Reserve/Resource base for the mine. It appears that, at no other time during the life of the mine, La Parrilla has shown the Reserves and Resources currently estimated by FMPlata. Estimated budget for exploration during 2009 is shown in Table 12-1. Due to current market conditions, at the time of writing this report, this program is presently on hold.

12.2.1      Geophysical Exploration

FMPlata carried out geophysical investigations during the period of April to June, 2007 to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula (formerly Los Perros). These investigations have confirmed the presence of Induced Polarization and Resistivity anomalies which will be further investigated by direct methods, such as drilling and underground access where possible. Figure 12-1 shows Resistivity Profile of Line Y-900 at Las Vacas area.

The geophysical survey was developed by Geolinsa, a Monterrey city based geophysical company. Methodology and results were described in Report dated August 30, 2007, Informe Técnico Exploración Geofísica en La Parrilla, Durango. This Surrey consisted in measuring electric resistivity and induced polarization (IP). The data was processed by EarthImager 3D Software including topographic information.

Pincock, Allen & Holt	12.3
90534 February 16, 2009

2136
1974
1812
1651
Z
0
400
800
X
Inverted Resistivity (ohm-m)
55.
130.
306.
722.
1703.

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**_FIRST MAJESTIC SILVER Corp._**	FIGURE 12-1 RESISTIVITY RESPONSE at Y=900m of the LAS VACAS AREA	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.12-1.dwg

The resulting interpretation was presented in plan view to show anomalous zones and projected cross sections indicating electrical resistivity and induced polarization (chargeability) in 2D vertical representation. The survey was completed for the following Areas:

  Sacramento A, including 9 lines at 2,000m each. Recommendation 5 dh.
  Sacramento B, including 5 lines at 1,000m each. Recommendation 7 dh.
  San Nicolás, including 7 lines at 1,000m each. Recommendation 3 dh.
  Las Vacas, including 10 lines at 1,200m each. Recommendation 11 dh, and
  Santa Paula (Los Perros), including 4 lines at 1,000m each. Recommendation 5 dh.

The IP survey was developed by the Dipole – Dipole method with readings at 100m along the lines. The topographic survey included location of control points at 50m spacing along the lines.

The geophysical survey resulted in prospective anomalous zones showing high resistivity and high chargeability. Drill sites were recommended to investigate the most outstanding anomalies as indicated above. Figure 12-2 shows Induced Polarization response at Profile Y-900 at the Las Vacas area.

FMPlata has included in 2009 additional exploration programs for IP and Resistivity surveying at the Cerro Santiago and La Cruz areas. Total estimated length of IP surveying is 30km.

12.2.2      Geochemical Exploration

FMPlata exploration program for 2009 includes geochemical investigations to complement exploration investigations by geophysical methods at the Cerro Santiago, Providencia, La Cruz and Michis areas. This program includes about 800 samples to detail, confirm or evaluate some of the geophysically anomalous areas. Additional geochemical sampling has been scheduled to assay about 1,000 representative samples of drill core to investigate probable geochemical signatures. This core sampling is intended to establish a database that may help to make future interpretations of other target zones within the mining district. FMPlata exploration program for La Parrilla during 2009 include geologic mapping and geochemical sampling of the Quebradillas and Víboras areas.

12.3         Drilling

Drilling programs at La Parrilla Silver Mine have been limited by past operations, since the best exploration results may have been obtained through underground development. However, FMPlata has obtained positive results by increasing drilling to define and evaluate new mineralized zones as well as to investigate continuity of ore shoots for development.

FMPlata initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings in 2005. The entire program through to September 30, 2008, has consisted of 310 diamond drill holes completed by FMPlata for a total drilled depth of 72,084m at an average depth of 233m per drill

Pincock, Allen & Holt	12.5
90534 February 16, 2009

Cargabilidad (ms)
Plano Y = 900 m
2136
2051
2001
1951
1901
1851
1801
1751
1701
1651
Z (m)
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
X (m)
80
60
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 12-2 IP RESPONSE at Y=900m of the LAS VACAS AREA	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.12-2.dwg

hole. FMPlata completed drilling program was developed to investigate 13 areas within the mining district. Table 12-2 shows completed drilling at La Parrilla Silver Mine by FMS through September 2008.

TABLE 12-2
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
FMPlata Drilling Programs through September 2008

Area	Drilling
	No. Drill Holes	Meters
La Blanca	31	9,153
La Rosa	36	6,668
Los Rosarios System	39	11,440
Oxidos	17	1,565
Quebradillas	42	9,042
Tajo Quebradillas	34	2,923
San José	4	740
San Marcos	41	9,480
San Nicolás	9	3,143
Las Vacas	45	14,995
Santa Paula	4	1,107
Sacramento	6	1,315
Víboras	2	513
Total	310	72,084
Average drilled depth		233

FMPlata contracted and operated six drill rigs to carry out the 2008 program that included 24,700m of drilling in the Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis areas. At the time of PAH’s visit, four drill rigs were operating, including one underground. Currently, the La Parrilla Silver Mine drilling program comprises one underground drill rig.

Table 12-3 shows exploration programs completed by FMS at La Parrilla through 2007. In addition to these investigation FMS has completed diamond drilling during 2008 as shown in Table 12-2. Figure 12-3 shows the Vacas area surface expression. Figure 12-4 Underground Drilling at Quebradillas vein.

TABLE 12-3
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Exploration Programs Through 2007

Area	Studies	Drilling			Total	UG Development Workings m		Total
		No. Drill Holes	Grupo México m	First Majestic m	m	Grupo México m	First Majestic m	m
Rosarios	Geology/Geochemistry	35		13,126	13,126		5776	5,776
La Rosa	"	30		5,748	5,748			-
Rosarios Oxidos	"	17	-	1,623	1,623			-
San Marcos	"	38	-	8,317	8,317		1097	1,097
La Blanca		29		8,416	8,416		1153	1,153
Quebradillas		36		8,674	8,674		2580	2,580
Quebradillas/Vacas/Others (G.M)		85	15,563		15,563	1,663		1,663
Vacas	IP-1200m - 10 Sec.	22		6,745	6,745			-
Santa Paula	IP-1000m - 4 Sec.	1	-	300	300			-
San Nicolás	IP-1000m - 7 Sec.	5	-	1,364	1,364			-
Sacramento A	IP-2000m - 9 Sec.				-			-
Sacramento B	IP-1000m - 5 Sec.				-			-
Parrilla District	Airborne magnetometry				-			-
Total		298	15,563	54,313	69,875	1,663	10,606	12,269

Pincock, Allen & Holt	12.7
90534 February 16, 2009

Project No. 90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name La Parrilla Silver Mine
43-101 Technical Report

FIGURE 12-3
VACAS AREA

Date of Issue Jan/2009

Drawing Name Fig.12-3.dwg

C.A.B

Project No. 90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Silver Mine
43-101 Technical Report

FIGURE 12-4
UNDERGROUND DRILLING - QUEBRADILLAS

Date of Issue
Jan/2009

Drawing Name
Fig.12-4.dwg

12.4         Opinion

In PAH’s opinion the exploration programs developed by FMPlata within the La Parrilla Silver Mine district have been successful in testing exploration targets, increasing the mine’s Reserve/Resource base and indicating new targets of exploration within the mining district. FMPlata has assembled an experienced and enthusiastic team of exploration professionals to cover all facets of the exploration requirements. In PAH’s opinion FMPlata exploration programs have established a significant Resource/Reserve base for La Parrilla Silver Mine to sustain continued operation during a significant period of time. Table 12-4 presents FMS all drilling at La Parrilla Silver Mine from 2006 to 2008.

Pincock, Allen & Holt	12.10
90534 February 16, 2009

13.0         DRILLING

FMPlata has been drilling at La Parrilla Silver Mine since June 2005, shortly after acquisition of the Project took place. FMPlata is currently drilling with one drill rig from underground sites, and has contracted four drill rigs with Cau S.A. de C.V. (“Causa”). Causa is a Gómez Palacio, Durango, México based drilling company. This program includes drilling from surface and underground sites.

FMPlata’s 2009 exploration drilling program, even though it is presently on hold due to market conditions, includes a total of 97 holes planned for a total depth of 17,200m distributed for exploration within the following areas: Quebradillas, Vacas, San Marcos, La Blanca, Cerro Santiago, and Sacramento. This program has been outlined in Table 12-1.

Figure 13-1 shows the La Parrilla general map showing all the areas under exploration within the mining district. Figure 13-2 shows channel sampling at San Marcos Drift 042-N. Figure 13-3 shows channel sampling at La Rosa vein, L-8450.

FMPlata’s drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold/silver/lead/zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. According to FMPlata, based on geologic interpretations, no apparent deviation has been detected in drill holes. FMPlata has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 meters. Deviation is defined with one survey reading at the bottom for holes of 150 meters in depth and 2 survey readings for holes longer than 150 meters; one reading at the middle and one reading at the bottom of the hole.

Logging is performed by the project geologist in each of the areas being investigated. The project geologist also determines the sample intervals. Trained assistants are in charge of core splitting and sampling as per the project’s geologist indications.

PAH believes that FMPlata’s drilling program from surface and underground sites, in combination with underground development, is appropriate and well designed to explore promising targets and ore deposits continuity. Table 13-1 Drilling and mine development for exploration, 2007 – 2008.

Geologic potential exists to discover additional mineralized zones along the development workings.

In PAH’s opinion FMPlata’s exploration drilling program is well designed and is justified as an investment as it has consistently developed additional Reserves/Resources for La Parrilla Silver Mine. The estimated budget for the next program anticipated for 2009 is included in Section 22 of this Report - Recommendations.

Pincock, Allen & Holt	13.1
90534 February 16, 2009

2050
2050
2300
2300
2250
2400
SCALE
0
125
250
500
METERS

Project No.
90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Silver Mine
43-101 Technical Report

FIGURE 13-1
LA PARRILLA SILVER MINE
EXPLORATION AREAS

Date of Issue
Jan/2009

Drawing Name
Fig.13-1.dwg

MINA SAN MARCOS
CRO. 034 NTE
CRO. 034 SUR
CRO. 042 NORTE
CRO. 036
CRO. 042 SUR
SCALE
0
5
10
20
METERS

Project No. 90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Silver Mine
43-101 Technical Report

FIGURE 13-2
SAN MARCOS
CHANNEL SAMPLING

Date of Issue
Jan/2009

Drawing Name
Fig.13-2.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 13-3 LA ROSA VEIN SAMPLING	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.13-3.dwg

TABLE 13-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Drilling and Mine Development Programs, 2007 and 2008

Month	Drilling, m		UG Development, m
	2007	2008	2007	2008
January	2,345	1,690	74	336
February	2,884	2,478	94	99
March	1,988	2,803	189	199
April	2,163	1,632	138	174
May	3,029	2,197	6	112
June	2,974	2,354	144	182
July	2,712	2,791	84	152
August	2,733	2,490	115	213
September	2,866	1,646	113	183
October	2,964	0	114
November	2,293	0	176
December	1,530	0	239
TOTAL	30,481	20,081	1,486	1,651

Pincock, Allen & Holt	13.5
90534 February 16, 2009

14.0         SAMPLING METHOD AND APPROACH

PAH reviewed La Parrilla Silver Mine’s sampling program for the preparation of this Technical Report. La Parrilla Silver Mine’s current sampling team consists of three sampling crews with three employees each for underground sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the mine geologists.

14.1         Channel Sampling

Exploration sampling for Reserve delineation at La Parrilla Silver Mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of less than 1.50m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4kg. All channels for sampling are painted by the geologist and numbered on the drift’s walls for proper orientation and identification.

The La Parrilla sampling quality control program consists of checking the assays of one duplicate sample for every 20 regular samples from pulp samples. La Parrilla also includes duplicate drill core samples, at a rate of about 1 duplicate for every 40 samples, to confirm the sample preparation and assaying methods.

La Parrilla Silver Mine’s duplicate samples for this period included 44 samples from drill core samples of exploration areas. Additionally the program included assays of 31 duplicate pulp samples.

All samples are assayed at La Parrilla Silver Mine’s lab, while duplicate samples are sent to BSI-Inspectorate laboratory a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City, México.

14.2         Drill Core Samples

FMPlata exploration drilling is performed by the contractor firm of Causa. This company is based in the city of Gómez Palacio, Durango State, Mexico and at the time of the PAH visit, presently is operating four drilling rigs within the La Parrilla Silver Mine area.

Pincock, Allen & Holt	14.1
90534 February 16, 2009

Sampling of the drill core is made after the core has been logged by the mine geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango City. Generally the samples represent core lengths of less than 1.50m. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at Inspectorate in Durango City and 250g pulp samples are sent to Reno, Nevada for assaying.

Duplicate core samples are taken by FMPlata crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples. Figure 14-1 shows core samples of the La Blanca Vein, LB-13.

Drill hole data are included in the Resource/Reserve calculations, and are generally applied by La Parrilla Silver Mine in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

PAH's opinion regarding the channel sampling applied by FMPlata's exploration and mining crews, is that it is done carefully and responsibly by well trained samplers. The sampling appears to reconcile with silver production and sales by FMPlata. The channel samples appear to properly represent the mineralization of the various La Parrilla Silver Mine deposits; therefore, they are acceptable for Resource and Reserve estimates.

Pincock, Allen & Holt	14.2
90534 February 16, 2009

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 14-1 LA BLANCA VEIN CORE	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.14-1.dwg

15.0         SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1         Sample Preparation

La Parrilla FMPlata’s sample preparation descriptions were presented in previous PAH’s Technical Reports as follows: “Exploration, mine development, production, and plant samples are sent to FMPlata’s on-site laboratory for chemical analysis of silver/gold/lead/zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA)”.

A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimeter (1/2”) size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and 1 gram is required for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of + 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.” Figure 15-1 shows AA unit at La Parrilla Lab. Figure 15-2 shows La Parrilla sample preparation flow chart.

15.2         Laboratory Facilities

PAH notes that the La Parrilla FMPlata laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently processes about 250 samples by fire assay and by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample preparation operators, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, and one person who weigh samples and reports results. La Parrilla Silver Mine supports students under scholarship programs for practicing at the laboratory during the summer months.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and electric and LPG fueled furnaces. Solution samples are analyzed with a Perkin Elmer Analyst 400 Atomic Absorption unit.

Pincock, Allen & Holt	15.1
90534 February 16, 2009

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp.	FIGURE 15-1 LA PARRILLA LAB AA	Date of Issue Jan/2009
Project No. 80534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.15-1.dwg

4 kg Initial sample to be dried, and reduced to >80% - mesh (2 mm) with jaw crusher and roll mill
One sub sample of 250 to 300 g obtained with Jones splitter
Pulverization to >90% -150 mesh (106µ) with Labtech LM2 pulverizing mills. Note: clean tested sand is used to avoid contamination between samples during the pulverization process
Pulps are sent to BSI - Inspectorate, Sparks, Nevada for analytical analyses
After optimal acid digestion, a routine 30 element ICP analysis follows - Ag/Au by fire assay/atomic absorption spectroscopy. In case of values obtained marked greater than or over limit these samples will be redone with assay grade procedures
Ag >200 ppm redone with FA/gravimetric analysis Pb, Zn & Cu >10,000 ppm A. R. digestion

Prepared by: pincock, allen & holt, 165 S. Union Boulevard, Suite 950, Lakewood, Colorado 80228, Phone (303) 986-6950	Drawing Provided by/Prepared for: FIRST MAJESTIC SILVER Corp.	FIGURE 15-2 SAMPLE PREPARATION FLOW CHART	Date of Issue: Jan/2009
Project No.: 90534	Project Name: La Parrilla Silver Mine 43-101 Technical Report		Drawing Name: Fig.15-2.dwg

The La Parrilla lab includes facilities for metallurgical test work. Test work for flotation, cyanidation and gravimetric concentration is done in the lab.

FMPlata’s QC procedure consists in sending mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 20. FMPlata has established a QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. PAH recommends that standard samples and blank samples also be included in the duplicate sampling.

15.3         Check Assaying

To evaluate sample quality control, FMPlata performs periodic check analyses on samples. For the period to September 30, 2008, FMPlata has sent 119 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. All core samples are sent to the BSI-Inspectorate lab for assaying; therefore, the assay check was also performed by the same lab. Statistics and correlation were applied to 44 duplicate samples and 31 pulp duplicate samples. Table 15-1 is a list of duplicate core samples for assays check.

Figure 15-3 is a graph that shows the assay check results for silver, lead and zinc from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 44 samples from the period of November, 2007 to September, 2008.

Table 15-2 presents the database for 31 duplicate pulp samples corresponding to V-29 drill hole. These were assayed by the La Parrilla Silver Mine lab and checked by Inspectorate Lab for silver, lead and zinc.

Figure 15-4 shows three graphs representing the assay check results for silver, lead and zinc from the 31 pulp samples and comparison between the Inspectorate Laboratories assays and the La Parrilla Silver Mine lab assays.

No gold assays are performed at the La Parrilla FMPlata’s lab. The correlation for silver assays of core samples is excellent at 99 percent while the pulp duplicates correlation is acceptable at 91 percent. The correlation for assays of lead is 97 percent and 81 percent respectively. The correlation for zinc assays is 97 percent for duplicate samples and 40 percent for pulp sample duplicates. The poor correlation for zinc samples is probably due to presence of oxidizes within the mineralization. The range of silver values is from 0 to 1,137 g/tonne, with an average grade of 119 g/tonne, while the range for lead is 0 to 22 percent with an average of 2.44 percent and for zinc is 0 to 19 percent with an average grade of 4.12 percent.

Channel sample checks are performed by analyzing random sample pulps at the La Parrilla lab with assay checking by the SGS de México lab at Durango. The assays include silver, lead and zinc.

Pincock, Allen & Holt	15.4
90534 February 16, 2009

TABLE 15-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Duplicate Samples Assays Check to September 30, 2008

La Parrilla Lab				Inspectorate Lab
Sample ID	Ag g/tonne	Pb %	Zn %	Sample ID	Ag g/tonne	Pb %	Zn %
9729	373	6.49	10.30	9951	342	6.48	15.60
9737	25	0.45	9.98	9952	30	0.58	8.27
9740	171	4.83	7.07	9953	210	5.54	8.12
10299	535	5.04	9.75	9954	516	5.05	9.41
12300	0	0.00	0.00	9955	3	0.05	0.06
12030	0	0.01	0.17	9956	0.1	0.01	0.20
15310	2	0.01	0.01	9957	1	0.01	0.02
12226	321	8.23	8.70	9958	377	6.93	9.55
12367	3	0.01	0.02	9959	3	0.04	0.06
12207	301	7.04	11.40	9960	300	6.04	15.40
12212	325	9.39	10.10	9961	451	10.60	10.40
12339	33	0.17	4.12	9962	31	0.23	4.01
12349	90	0.63	19.00	9963	86	0.49	17.70
16264	12	0.02	0.02	9964	8	0.02	0.11
8010	1	0.00	0.00	9965	0	0.00	0.02
12352	107	0.63	8.42	9966	135	0.73	14.60
15485	1	0.01	0.15	9967	1	0.01	0.29
15500	49	0.01	2.20	9968	52	0.02	2.82
8036	0	0.00	0.02	9969	0	0.00	0.03
16270	0	0.09	0.00	9970	0	0.00	0.01
16279	8	0.10	0.03	9971	9	0.00	0.04
16154	1	0.01	0.01	9972	0	0.01	0.01
15325	1	0.05	0.01	9973	1	0.01	0.01
15332	27	0.03	0.26	9974	24	0.25	0.24
15337	18	0.04	0.01	9975	17	0.05	0.01
15478	6	0.04	0.05	9976	3	0.03	0.04
8056	1137	22.00	10.90	9977	1206	25.20	13.50
8067	295	11.30	11.00	9978	352	13.10	10.40
8076	369	7.33	5.05	9979	356	9.41	5.00
8080	88	2.05	13.80	9980	111	2.52	14.10
8235	28	0.86	1.95	9981	43	1.53	2.82
8380	183	0.30	7.55	9982	200	0.35	8.07
8390	21	0.04	6.45	9983	40	0.05	6.63
8400	130	9.95	12.20	9984	190	10.30	12.30
8410	3	0.00	0.02	9985	1	0.02	0.27
8420	2	0.01	0.18	9986	0	0.01	0.11
8430	0	0.01	0.06	9987	1	0.01	0.07
8440	2	0.00	0.40	9988	1	0.00	0.30
8450	4	0.00	0.15	9989	3	0.00	0.10
8467	471	10.10	8.46	9990	501	8.07	6.88
8660	4	0.01	0.56	9991	6	0.04	0.55
8670	20	0.01	0.49	9992	23	0.03	0.46
8680	5	0.00	0.04	9993	4	0.00	0.03
8690	71	0.01	0.10	9994	78	0.01	0.09
44	General Statistics
Average	119	2.44	4.12		130	2.59	4.52
Maximum	1137	22.00	19.00		1206	25.20	17.70
Minimum	0	0.00	0.00		0	0.00	0.01
StdDev	213	4.59	5.16		227	5.00	5.68
Correlation	0.99	0.99	0.97

Pincock, Allen & Holt	15.5
90534 February 16, 2009

TABLE 15-2
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Duplicate Pulp Samples Assays Check to September 30, 2008

Sample	Assays
No.	Ag g/Tonne		Pb %		Zn %
DH - Vacas 27	Lab Parrilla	Inpectorate	Lab Parrilla	Inpectorate	Lab Parrilla	Inpectorate
VC-29 8374	183	3	0.55	0.01	0.33	0.33
VC-29 8375	495	543	0.69	1.19	3.28	3.40
VC-29 8376	12	13	0.10	0.17	0.35	0.35
VC-29 8377	10	8	0.04	0.01	0.17	0.17
VC-29 8378	35	32	0.03	0.03	1.36	1.36
VC-29 8379	3	4	5.23	0.01	11.90	11.90
VC-29 8380	178	183	0.41	0.30	1.22	7.55
VC-29 8381	26	37	0.03	0.07	4.42	6.85
VC-29 8382	110	3	0.21	0.01	1.90	1.10
VC-29 8383	202	201	0.18	5.10	0.28	14.30
VC-29 8384	50	66	0.07	0.07	9.65	13.50
VC-29 8385	25	8	0.02	0.02	9.61	12.80
VC-29 8386	18	12	0.02	0.03	14.32	23.00
VC-29 8387	33	32	0.02	0.05	9.95	17.00
VC-29 8388	24	3	0.00	0.00	0.86	0.86
VC-29 8389	12	10	0.04	0.00	3.16	4.65
VC-29 8390	27	21	0.01	0.04	4.68	6.45
VC-29 8391	49	42	0.03	0.01	2.15	4.05
VC-29 8392	210	197	0.51	0.67	0.83	29.50
VC-29 8393	118	99	1.07	1.01	20.20	27.50
VC-29 8394	132	127	0.96	0.74	1.32	25.00
VC-29 8395	114	113	2.18	1.47	1.52	19.50
VC-29 8396	208	175	2.13	2.60	2.31	27.50
VC-29 8397	64	88	0.04	0.05	4.88	8.70
VC-29 8398	55	9	0.16	0.02	4.31	3.30
VC-29 8399	216	179	5.65	3.80	1.08	26.00
VC-29 8400	126	130	7.60	9.95	12.48	12.20
VC-29 8401	116	132	7.15	9.45	1.43	13.60
VC-29 8402	44	117	0.65	0.27	11.85	25.50
VC-29 8403	92	118	0.54	0.74	5.18	15.10
VC-29 8404	88	98	2.19	2.20	4.24	9.05
31	General Statistics
Average	99	90	1.24	1.29	4.88	12.00
Maximum	495	543	7.60	9.95	20.20	29.50
Minimum	3	3	0.00	0.00	0.17	0.17
StdDev	100	107	2.15	2.55	5.08	9.47
Correlation	0.91		0.81		0.40

Pincock, Allen & Holt	15.6
90534 February 16, 2009

Inspectorate - La Parrilla Labs Ag Assays
Ag g/tonne
Sample No.
La Parrilla Lab
Inspectorate Lab
Inspectorate - La Parrilla Labs - Pb Assays
Pb %
Sample No.
La Parrilla Lab
Inspectorate Lab
Inspectorate - La Parrilla Labs - Zn Assays
Zn %
Sample No.
La Parrilla Lab
Inspectorate Lab

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	***FIRST MAJESTIC SILVER Corp.***	FIGURE 15-3 DUPLICATE SAMPLES	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.15-3.dwg

LAB PARRILLA VS INSPECTORATE
Ag gr/ton
LAB PARRILLA VS INSPECTORATE
Pb %
LAB PARRILLA VS INSPECTORATE
Zn %

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 15-4 PULP DUPLICATE SAMPLES	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.15-4.dwg

PAH recommends that a more strict and systematic program of assay checks of the mine samples, including field samples and pulps, be implemented, to correlate assays between the mine and the plant.

PAH suggests the implementation of a strict program of Quality Control of the mined out and processed ores by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results. PAH recommends that a similar program as that for core samples be established, to compare assay results between La Parrilla Silver Mine’s lab and Inspectorate for channel and production samples.

15.4         Conclusion

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH’s opinion that the sample methods and analyses are representative of the deposits at La Parrilla Silver Mine, and that most of FMPlata’s data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for the La Parrilla Silver Mine operation is being conducted by FMPlata in a reasonable manner, consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the mineralization of the deposits, and believes that they may be used with acceptable confidence in the estimation of the mineable Reserves.

Pincock, Allen & Holt	15.9
90534 February 16, 2009

16.0         DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Parrilla Silver Mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

FMPlata has established a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMPlata initiated an effective control of the La Parrilla Silver Mine operations since January 2004 when it took control of the mining operation.

La Parrilla Silver Mine maintains an active program of assay checks for the production of concentrates at the mine’s lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of Concentrates and Doré shipments for the month of August, 2008. It includes 9 shipments of concentrates for a total tonnage of 327 tonnes and 4 shipments of La Parrilla Silver Mine Doré with assays reported by FMPlata and by Peñoles laboratories.

Statistical correlation for weight and assays of shipments between the La Parrilla Silver Mine and Peñoles labs is 100 percent for weight and silver assays and 96 percent for lead assays.

Statistical analysis of these results indicates a coefficient of correlation of about 83 percent for the gold in concentrates and 100 percent for the gold in Doré shipments between measurements and assays at La Parrilla FMPlata and Peñoles laboratories.

Table 16-1 shows a list of 9 shipments of concentrates embarked to Met-Mex Peñoles during the month of August, 2008. These concentrates were assayed for gold, silver and lead. Correlation of assay results between the La Parrilla Silver Mine and Peñoles labs is represented at the bottom of the Table 16-1. The coefficient of correlation for silver assays is 100 percent, while for lead is 96 percent. La Parrilla Silver Mine also shipped, during the month of August 2008, 4 loads of Doré to Peñoles resulting in a total weight of 1.218 tonnes containing 3.724 kilograms of silver (39,169 oz) and 1,355 grams of gold (43.5 oz) and assays correlation of about 100 percent.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the Doré and concentrates produced at La Parrilla Silver Mine and shipped for sales.

PAH’s conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures, that the sampling results appear to be reasonably representative of the various deposit

Pincock, Allen & Holt	16.1
90534 February 16, 2009

TABLE 16-1
First Majestic Silver Corp.
First Majestic Plata S.A. de C.V.
La Parrilla Silver Mine
Dore and Concentrate Checks for August, 2008 Shipments

Concentrates		First Majestic Plata							Met Mes Peñoles S.A. de C.V.
Shipment	Date	Weight	Assays			Content				Assays			Content
No		(Tonnes)	Silver	Lead	Gold	Silver	Lead	Gold	Tonnes	Silver	Lead	Gold	Silver	Lead	Gold
			kg/tonne	%	g/tonne	kg	Tonnes	grams		kg/tonne	%	g/tonne	kg	Tonnes	grams
137-08	02/Aug/08	0.30255	943.8020		1.260	285.5473		381.2	0.302582	946.887		1.020	286.4636		308.5830
138-08	09/Aug/08	0.24673	928.4460		1.081	229.0755		266.7	0.246752	937.420		1.005	231.2634		247.9360
139-08	23/Aug/08	0.43697	932.5770		1.050	407.5082		458.8	0.437051	934.830		1.177	408.5216		514.3500
140-08	23/Aug/08	0.23187	912.9360		1.184	211.6825		274.5	0.231915	904.925		1.224	209.8204		283.8030

C79-08	02/Aug/08	32.335	4.8600	42.600		157.147	13.7747		32.105	4.793000	47.64		153.879265	15.2948220
C80-08	12/Aug/08	33.232	4.8600	42.600		161.5100	14.1570		33.051	4.484000	45.61		148.200684	15.0745611
C81-08	15/Aug/08	65.177	4.1060	46.223		267.5890	30.1270		65.678	4.192000	47.77		275.322176	31.3743806
C82-08	23/Aug/08	99.465	3.5540	38.636		353.5130	38.4290		96.965	3.600000	36.60		349.074000	35.4891900
C83-08	27/Aug/08	96.679	3.2090	29.177		310.2410	28.2080		95.061	2.965000	28.90		281.855865	27.4726290
					-0.174
	Dore
	Total	1.21812	3717.761		4.575	1133.8135		1381.2	1.2183	3724.062		4.426	1136.069		1354.672
	Average	0.30453	929.44025		1.14375				0.304575	931.0155		1.1065	284.01725
	Max	0.43697	932.577		1.26				0.437051	946.887		1.224	408.5216
	Min	0.23187	912.936		1.05				0.231915	904.925		1.005	209.8204
	Correlation				1.000

	Concentrate
	Total	326.888	20.589	199.236		1250	124.6957		322.86	20.034	206.52		1208.33199	124.7055827
	Average	65.3776	4.1178	39.8472					64.572	4.0068	41.304
	Max	99.465	4.86	46.223					96.965	4.793	47.77
	Min	32.335	3.209	29.177					32.105	2.965	28.9
	Correlation	1.000	1.000	0.959	-0.174

Pincock, Allen & Holt	16.2
90534 February 16, 2009

mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable Reserves, and that the sales of Doré and concentrates are a clear representation of FMPlata production sales.

During PAH's site visit, drilling from underground sites was in progress at Quebradillas and at the La Rosa vein. PAH reviewed cores of the La Rosa, La Blanca and San Marcos veins in previous visits. PAH notes that the core is kept in boxes with clear markings of samples and depth. The core has been split in half and occasionally in one quarter for assaying. The mineralization intercepts are sampled and FMPlata provided copies of the assay certificates. PAH reviewed the original certificates, which are kept at FMPlata's office in the city of Durango. PAH believes that an adequate amount of checking has been performed at La Parrilla Silver Mine and that the results are representative of the mineralization in the various deposits.

Pincock, Allen & Holt	16.3
90534 February 16, 2009

17.0         ADJACENT PROPERTIES

No adjacent properties exist within the surrounding areas of La Parrilla Silver Mine. Several mines, including: Quebradillas, La Blanca, Las Vacas, San Nicolás and other mines, are covered by mining concessions owned by FMPlata. Therefore, as reported in previous PAH’s Technical Reports, FMPlata has consolidated ownership of the area surrounding the La Parrilla Silver Mine.

FMPlata owns 38 contiguous mining claims within the La Parrilla Silver Mine and surrounding area. The claims provide coverage of 53,249.21 hectares. These claims have been registered at the Dirección General de Minas under FMS Mexican subsidiary FMPlata. According to Legal Opinion by the Durango-based Legal Firm of Carlos Galván Pastoriza issued on September 30, 2008, all of these mining claims are current in legal standing.

No other mines exist nearby the La Parrilla Silver Mine area. Other mining districts located within the La Parrilla Silver Mine region are the following:

  The Chalchihuites mining district, partially owned by FMS, is located approximately S50ºE and 50km from the La Parrilla Silver Mine’s district. The areas within this district owned by FMS include the Perseverancia silver mine and the San Juan silver mine which are part of a project FMS calls the Del Toro Silver Mine.

  La Colorada mine, owned and operated by Pan American Silver is located about 70 km S40ºE from La Parrilla Silver Mine, and

  The San Martín/Sabinas/Los Tocayos mining district, with mines operated by Grupo México, Peñoles and others near the city of Sombrerete, Zacatecas, is about 60km to the S75ºE from the La Parrilla Silver Mine area.

La Parrilla Silver Mine district and other regional mining districts as shown in Figure 17-1.

Surface rights for installations, waste dumps, tailings, and some of the mines within the La Parrilla Silver Mine area, have been obtained by FMPlata in an Agreement for the use of surface rights with the Ejido of San José de La Parrilla, for 15 years, covering 69 hectares, and also FMPlata purchased an additional 30.5 hectares of surface rights from Grupo México.

Pincock, Allen & Holt	17.1
90534 February 16, 2009

San Martin
G. México
400 M oz Ag
Sabinas
Peñoles
47 M oz Ag
La Colorada
Panamerican Silver
25 M oz Ag
Chalchihuites
First Majestic
La Parrilla mine

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 17-1 LA PARRILLA and OTHER REGIONAL MINES	Date of Issue Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.17-1.dwg

18.0         MINERAL PROCESSING AND METALLURGICAL TESTING

The ore processed from the La Parrilla mining district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce Doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 60 percent of the silver in both the cyanide leaching and flotation circuits, and about 55 percent for lead in the flotation circuit. Expectations of higher recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit have not been met. The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly-auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the Doré bars.

Ore processed in the plant up to now has been mostly from the Rosa/Rosario and La Blanca veins with smaller amounts from the San Marcos and Quebradillas veins.

Results of recent metallurgical test work are summarized in Table 18-1. As shown on the table, flotation of Quebradillas ore shows slightly better results than those of the plant operation, but upgrading of the concentrate will result in lowering of the recoveries. Flotation of Vacas ore, which is of high lead and zinc grade, gave good results, indicating the ore does not exhibit intense mineral intergrowth, a problem that sometimes occurs in such ores.

Pincock, Allen & Holt	18.1
90534 February 16, 2009

TABLE 18-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Metallurgical Testwork Summary

Vein		Quebradilla	Vacas
Ore Type		Sulfide	Sulfide
Test Type		Flotation	Flotation
Test Date	Units	Sep-08	Jul-08
Feed Grade
Silver	grams/tonne	200	181
Lead	percent	2.13	3.44
Zinc	percent	1.28	8.51
Recovery
Silver	percent	75.9	84.7
Lead	percent	54.0	94.3
Zinc	percent	10.1	95.6
Concentrate Grades
Lead
Silver	grams/tonne	3,456	1,650
Lead	percent	21.3	46.1
Zinc	percent	20.3	50.5
Reagent Consumptions
Cyanide	grams/tonne
Lime	grams/tonne

Pincock, Allen & Holt	18.2
90534 February 16, 2009

19.0         MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Parrilla Silver Mine uses conventional, manual methods, supported by computer applications and software, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMPlata has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by FMS. Preliminary modeling in SURPAC was applied to the Quebradillas outcropping area for projected open pit mining. Currently FMPlata maintains geologic interpretations and mine plans in AutoCAD and databases in Excel spreadsheets. PAH has reviewed FMPlata calculated Resources and Reserves for La Parrilla Silver Mine to assess the current status of the property and to use it as a basis for future updated estimates and reconciliation. This estimate is also the basis for design and evaluation of exploration programs for the mine. This Resource/Reserve calculation has been estimated as of September 30, 2008.

19.1         Introduction

FMPlata initiated exploration activities at the La Parrilla Silver Mine area in July 2005. Diamond drilling and underground development works were focused in exploring the Los Rosarios System. Other than exploration by Grupo México at Quebradillas and Vacas mines, no other significant exploration studies had been carried out at La Parrilla until FMS initiated these investigations. Currently FMPlata is exploring by underground development and drilling at La Blanca, La Rosa, Rosarios, San Marcos, Quebradillas, Las Vacas, San Onofre, and Santa Paula areas. As a result of these exploration efforts, other areas have been located that will be included in future FMPlata programs, such as the probable open pitable area to the East of Quebradillas and geophysical anomalies at Cerro Santiago and La Cruz.

FMPlata initiated exploration programs based on drifting and channel sampling. Old workings and accessible areas within the Los Rosarios system of mines are a primary target for confirmation and further exploration by FMPlata, as well as other promising areas of resources.

Exploration studies by FMS at La Parrilla Silver Mine to September, 2008, adds up to 310 drill holes with a total drilled depth of 72,084m; 274.2km of geophysical surveying (IP/RA), including 46 km carried out by FMPlata during 2007; 36sq km of aeromagnetic investigations; and about 4,100 samples for geochemical research, in addition to 17,540m to September of 2008, of underground development.

Quebradillas mine was acquired by FMPlata from Grupo México and initiated aggressive mine development and drilling to validate those Reserves and Resources. During this period, FMPlata has estimated at Quebradillas about 67,000 tonnes in Reserves in addition to about 489,000 tonnes of ore in Resources. These Reserves and Resources were estimated with drill hole sample assays and underground development, with assays at La Parrilla lab and at Inspectorate lab. Geologic projections of the Quebradillas deposit appear to indicate a significant deposit to be further developed. Current estimates indicate silver content of about 4.2 million ounces of silver within the Quebradillas Reserves and Resources.

Pincock, Allen & Holt	19.1
90534 February 16, 2009

19.2         Methodology

La Parrilla Silver Mine’s actual Reserve and Resource blocks are primarily located in the Los Rosarios system, in the San Marcos and Quebradillas mines. Mineralization at La Parrilla Silver Mine is controlled by regional and local mineralized structures, intrusive stocks, dikes, sills and the metasomatic zone that surrounds the main granodiorite stock.

Regional and local geologic features appear to indicate that the main mineral concentrations are emplaced in the surrounding area to deep granodiorite stocks. These stocks are well defined by magnetic anomalies. Geologic structures are located and oriented around the boundaries of the deep igneous bodies, which probably have originated them during the tectonic events. Breccia zones and intense fracturing of some areas were also originated by the igneous events. Chemically and structurally favorable enclosing rocks allow deposition and replacement of the economic mineralization in the area.

Under this propitious geologic environment, the Resource and Reserve blocks have been defined at the various mineralized structures, veins, veinlets, intersections and stockwork zones at the drift levels along the Los Rosarios system and others mines within the area, where sampling has found economically mineable mineralization.

The Reserve tonnage and grade are based largely on channel samples, while the Resources are largely determined by diamond drilling. Reserve blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones; they may reach lengths of up to 200 meters, and are dependant on the ore shoot extensions. The vertical extension of the Reserve and Resource blocks is projected between contiguous drift levels. Vertical extension if generally projected to 30m, but in some cases it may reach 50m. The Los Rosarios system has been developed and partially drilled, in its central portion, along an extension of approximately 1.50km. Within this distance FMPlata has defined four ore shoots. This system includes, from the SE, the La Blanca, Rosarios and La Rosa mines. This central portion of the system comprises the main mining development within La Parrilla Silver Mine, and it also holds the most significant Reserves and Resources known to date.

The San Marcos vein occurs in a general NS strike at the eastern part of the area, and it tends to intercept the Los Rosarios system. The San Marcos mine was developed near the area where this projection may take place. FMPlata is reopening and developing the old mine in a systematic manner with ramps and regular drifting to prepare mine blocks for production, as well as for exploration. An ore shoot of approximately 200m long has been delineated and some Reserves are already accessible for production. An intense drilling program indicates continuity of the mineralization to depth as well as along strike.

Other significant Resources within the area are now under investigation by FMPlata, in the Quebradillas, where an interesting breccia pipe is under investigation and development, San José, Vacas, Las Víboras, Sacramento, Santa Paula, etc.

Pincock, Allen & Holt	19.2
90534 February 16, 2009

Geophysical anomalies within the area represent a significant target for exploration since these may indicate geological features that appear appropriate for finding other mineral concentrations. Geochemical sampling may be a useful tool to qualify these anomalies. FMPlata is utilizing all these techniques to investigate the La Parrilla district for satellite mineral deposits within the area.

For Reserve estimation, the cross sectional area of mineralization is drawn on each of the blocks using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone. The Reserve Blocks are projected up and down by a maximum length of 20m in vertical extension, although they may be limited by mine drifts or other workings. Mine dilution is adjusted to a minimum mining width of 2.00m. Proven Reserves are based on channel sampling of contiguous drift levels and accessible raises and other mine works. Probable Reserves are projected at 20m beyond the proven blocks. Measured and Indicated Resources are projected beyond the Probable Reserves, considering geologic features and evidences of mineralization continuity. Resource estimates are projected at 25m from the drill intercepts.

In PAH's opinion the La Parrilla Silver Mine Reserve/Resource Blocks estimation is in accordance to acceptable engineering practices and appropriate for the geologic characteristics of the mineral deposits within the La Parrilla Silver Mine district.

The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X s.g. = tonnes of material.

The density factor used (2.70) to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Mr. Manuel Yañez Escareño, Manager of the La Parrilla lab and by Inspectorate.

PAH believes that on average the density for mineralization is conservative since the results indicate a general average of 2.79. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each Reserve/Resource Block at La Parrilla Silver Mine, composites of all channels and sample grades that occur on either side within the block’s drifts are taken in consideration. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve Block are then determined by combining the tonnes and grade results obtained for each section that crosses the block. The Resource Block tonnes and grade are tabulated by FMPlata on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the Reserve estimate is done with cutoff grade and width considerations, at a minimum mining width of 2.00m. This minimum

Pincock, Allen & Holt	19.3
90534 February 16, 2009

width typically includes zones within the structures that are above the cutoff grade, as well as some non economic mineralization below the cutoff grade, in which case FMPlata eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or drill holes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve Blocks estimated by FMPlata are not included within the Resource Blocks.

In PAH’s opinion the Reserve and Resource Block estimates carried out by FMPlata at La Parrilla Silver Mine have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

19.3         Cutoff Grade Calculations

For the current reserve, PAH has calculated breakeven cutoff grades for both the extraction and processing of oxide ore as well as extraction and processing of sulfide ore in La Parrilla underground mine operations. PAH calculated reasonable long-term metal prices based on the 3-year rolling averages and recent 2008 price trends. The metal price comparisons are shown in Table 19-1.

TABLE 19-1
First Majestic Silver Corp.
FM Plata, S.A. de C.V.
La Parrilla Silver Mine
Comparison of Metal Prices for 43-101 (USD)

Commodity	First Majestic Average Prices	3-Year Rolling Avergage Prices	Average September 2008	PAH Prices
Gold ($/oz.)	$708	$699	$829	$708
Silver ($/oz.)	$12.00	$13.15	$12.37	$12.00
Lead ($/lb.)	$0.75	$1.04	$0.93	$0.75
Zinc ($/lb.)	$0.50	$1.29	$1.01	$0.75

The basic parameters applicable to the cutoff grade calculations for the underground mine are shown in Table 19-2.

19.4         Oxide Ore

Equating the parameters from Table 19-2 (oxide ore only), the breakeven cutoff grade for silver (CAg),based solely on silver for total operating costs and process recoveries is as follows:

CMAg =Total operating costs/ (Silver price X mill recovery X refinery payable metal)

CMAg= $49.87 per tonne/($12.00 X 0.684 X 0.995) =6.10 oz Ag per tonne or 190 g Ag/t.

Pincock, Allen & Holt	19.4
90534 February 16, 2009

TABLE 19-2
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Cutoff Grade Parameters for Oxide Ore

CONCEPTS	COSTS & OTHER
Average Total Operating Cost Per Tonne	$49.87
COG Silver Only (g/t Ag)	190
COG -Gold Credits (g/t Ag)	184
Silver Recovery in Mill (%)	62.4%
Payable Silver from Refinery	99.5%
Payable Gold from Refinery	99.5%
Silver Price ($/oz.)	$12.00
Gold Price (S/oz)	$708
Lead Price ($/lb.)	$0.75
Zinc Price ($/lb.)	$0.75
Monetary Exchange Rate	$11.00 pesos:$1.00

82,369 tonnes of oxides processed in first 9 months of 2008.

However, there is a small gold contribution for La Parrilla oxide ores. Production of gold in the Doré from the mine only for the first 9 months of 2008 was 19.15 kilograms. The calculation for gold contribution is as follows:

Revenues from gold (Rm) = Ounces of gold in Doré X payable from refinery X gold price.

Rm = 286 oz Au X 0.995 X $708 Rm = $201,475

Rm/ tonne mined = $201,475 / 82,369 = $2.45

The silver equivalent of gold contribution = $2.45 / $12.00 = 0.20 oz Ag/t or 6 g Ag/t.

The adjusted mine cutoff grade (CMAg) is then: 190 g Ag/t Ag - 6 g Ag/t = Ag = 184 g Ag/t.

The basic parameters used for the cutoff grade calculations for the mining and processing of sulfide ore from La Parrilla are shown in Table 19-3.

9.5         Sulfide Ore

Equating the parameters from Table 19-3, the breakeven cutoff grade for mining and processing of the sulfide ore, based solely on silver, for the total operating costs and process recoveries anticipated, is as follows:

CDAg = Total Operating Costs / (silver price X mill recovery X smelter payable metal).

Pincock, Allen & Holt	19.5
90534 February 16, 2009

CDAg = $66.94/ $12.00 X 0.624 X 0.95) = 9.41 oz Ag/t or 293 g Ag/t.

TABLE 19-3
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Cutoff Grade Parameters for Sulfide Ore

CONCEPTS	COSTS AND OTHER
Average Operating Cost per Tonne	$66.94
COG Silver Only (g/t Ag)	293
COG - Lead Credits (g/t Ag)	246
Silver Recovery in Mill (%)	62.4%
Payable Silver from Refinery	95.0%
Lead Recovery in Mill (%)	55.0%
Payable Lead from Refinery (%)	88.0%
Silver Price ($/oz.)	$12.00
Lead Price ($/lb.)	$0.75
Zinc Price ($/lb.)	$0.75
Monetary Exchange Rate	$11.00 pesos: $1.00

61,419 tonnes of sulfides processed in first 9 months of 2008.

A lead contribution is obtained from mining and processing sulfide ore at La Parrilla. About 1,767 tonnes of lead in concentrates were produced the first nine months of 2008. The calculation for the lead contribution is as follows:

Revenues for lead (RPb)= Lbs in concentrates X payable from smelter X lead price.

RPb= 740.5 tonnes X 2204.6 lbs / t X 0.90 X $0.75

RPb = $1,101,942

RPb per tonne of sulfide ore processed = $1,101,942 / 61,419 = $17.94 / t

Ag Equivalent per tonne = RPb / Ag price = $17.94 / $12.00 = 1.50 oz Ag/t or 47 g Ag/t.

Adjusted Cut-off Grade (CDAg) for sulfides = 293 g Ag/t – 47 g Ag/t =246 g Ag/t.

19.6         Reserve Estimates

PAH has reviewed the La Parrilla Silver Mine Reserve update of September 30, 2008, along with factors for mining dilution to a minimum mining width of 2.00m and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve Blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

Pincock, Allen & Holt	19.6
90534 February 16, 2009

FMPlata has estimated mineable Reserves for La Parrilla Silver Mine’s following deposits:

  La Rosa – Rosarios vein system
  San Marcos, and
  Quebradillas

The total “in-situ” diluted Proven and Probable Reserves at a minimum mining width of 2.00m, as reviewed by PAH, is 0.50 million tonnes averaging 295 grams per tonne silver, 1.40 percent lead and 1.00 percent zinc, for a total of 4.8 million contained ounces of silver only or 5.2 million ounces of silver equivalent contained with gold and lead credits. As discussed previously in the calculation methodology section, the Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the proven ore. Table 19-4 presents a summary of La Parrilla Silver Mine Proven and Probable Reserves.

Figures 19-1, 19-2, 19-3, and 19-4 show cross sections of the San Marcos, Las Vacas, Section 4-4’ of Las Vacas and Stopes of the San Marcos vein showing Reserve and Resource Blocks.

PAH notes that the Reserve and Resource blocks are exclusive of each other.

La Parrilla Silver Mine deposits occur in vein deposits and breccia zones and faults or fracturing intersections that make wide and irregular deposits. Generally ore shoots occur at La Parrilla Silver Mine in alternating zones of wide and narrow areas along the mineralized structures. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

19.7         Resource Estimation

Resource calculations by FMPlata at La Parrilla Silver Mine are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource Block boundaries along mineralized structures, and another 20m beyond the blocks’ width. The estimated Resource blocks may be limited by underground levels and previous mining extraction.

Longitudinal projections depend on the drift development along the mineralized zones and on the ore shoots projections and they may reach 200m in length as in the Rosarios system.

La Parrilla Silver Mine mineral Resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves.

Pincock, Allen & Holt	19.7
90534 February 16, 2009

TABLE 19-4
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mineral Reserves Prepared by FMPlata, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Au	Ag	Pb	Zn	Contained Metal
	Type	Tonnes	Meters	g/tonne	g/tonne	%	%	Ag (only) oz	Ag eq oz
MINERAL RESERVES
PROVEN	Oxides
La Rosa - Rosarios	Oxides	96,723	2.64		320			994,307	1,012,966
San Marcos	Oxides	13,262	2.31		272			115,810	118,369
Quebradillas	Oxides	17,793	6.12		220			125,577	129,010
Total	Oxides	127,778	3.09		301			1,235,695	1,260,344

PROVEN	Sulfides
La Rosa - Rosarios	Sulfides	144,540	2.75		319	1.24	0.67	1,481,747	1,700,159
Quebradillas	Sulfides	16,150	2.42		154	2.41	3.20	80,045	104,449
Total	Sulfides	160,690	2.72		302	1.36	0.93	1,561,792	1,804,608

Total Proven	Oxides plus Sulfides	288,468	2.88		302	1.36	0.93	2,797,487	3,064,952

PROBABLE	Oxides
La Rosa - Rosarios	Oxides	83,842	2.62		300			808,085	824,259
San Marcos	Oxides	11,060	2.28		257			91,386	93,519
Quebradillas	Oxides	17,489	6.01	-	220			123,699	127,072
Total	Oxides	112,391	3.11		283			1,023,170	1,044,851

PROBABLE	Sulfides
La Rosa - Rosarios	Sulfides	88,519	2.84		316	1.31	0.79	898,943	1,032,702
Quebradillas	Sulfides	16,150	2.42		154	2.23	2.95	80,045	104,449
Total	Sulfides	104,669	2.78		291	1.45	1.12	978,988	1,137,152

Total Probable	Oxides plus Sulfides	217,060	2.95		287	1.45	1.12	2,002,158	2,182,002

TOTAL RESERVES	Oxides plus Sulfides	505,528	2.91		295	1.40	1.01	4,799,645	5,246,954

(1) Estimates by First Majestic Plata, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3) Oxides Ag equivalent includes gold credit based on FMPlata sales. Au Credit = 6 g/tonne Ag.
(4) Sulfides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is not considered in reserves due to low prices and high smelter charges.
(5) Cut Off Grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Reserves and resources in this report are exclusive of each other.

Pincock, Allen & Holt	19.8
90534 February 16, 2009

NW
SE
2100 msnm
2050 msnm
2000 msnm
1950 msnm
1900 msnm
1850 msnm
1800 msnm
tiro
RPA. GRAL.
C/P VENT.
RPA. 6943
RPA. 6947
RPA. 6951
RPA. 6687
REBAJE 180
BLOCK SM-07
CRE SHOOT 1 SAN MARCOS
BLOCK 1
BLOCK 1 A
BLOCK 1
BLOCK 2
BLOCK 2
BLOCK 3
BLOCK 3
BLOCK 4
BLOCK 4
BLOCK 5
BLOCK 6
BLOCK 7
BLOCK 8
BLOCK 9
BLOCK 9
BLOCK 10
BLOCK 11
BLOCK 12
BLOCK 13
BLOCK 14
BLOCK 15
BLOCK SM-05
BLOCK SM-13
BLOCK SM-09
BLOCK SM-10
BLOCK SM-03
SMI-01
SMI-02
SMI-03
SMI-04
Bno. SM-19
Bno. SM-12
Bno. SM-02
Bno. SM-09
Bno. SM-22
Bno. SM-23
Bno. SM-14
Bno. SM-21
Bno. SM-20
Bno. SM-24
Bno. SM-31
Bno. SM-29
Bno. SM-37
Bno. SM-38
Bno. SM-39
Bno. SM-25
Bno. SM-26
Bno. SM-27
Bno SM-07
Bno SM-11
RPA. GRAL.
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH In process
DDH Programmed
SCALE 0 12.5 25 50 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80226
Phone (303) 986-6950
Project No.
80534
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
43-101 Technical Report
FIGURE 19-1
SAN MARCOS VEIN
RESERVE / RESOURCE BLOCKS
Date of Issue
Jan/2009
Drawing Name
Fig.19-1.dwg

MINA SAN MARCOS
MINA SAN MARCOS
VETA VACAS
SCALE
0
50
100
200
METERS

Project No.
90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Silver Mine
43-101 Technical Report

FIGURE 19-2
SAN MARCOS
RESERVE / RESOURCE BLOCKS

Date of Issue
Jan/2009

Drawing Name
Fig.19-2.dwg

SW
NE
VETA VACAS
2,100
2,050
2,000
1,950
1,900
1,850
BNO_VC-23 Inc. -50°
BNO_VC-8 Inc. -60°
BNO_VC-10 Inc. -67°
BNO_VC-11 Inc. -60°
BNO_VC-14 Inc. -60°
BNO_VC-33 Inc. -70°
BNO_VC-35 Inc. -70°
LONG. 231 MTS.
LONG. 258 MTS.
LONG. 300 MTS.
LONG. 340 MTS.
LONG. 370 MTS.
LONG. 580 MTS.
LITOLOGIA
CALIZA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
ZONA DE FALLA
BRECHA SEDIMENTARIA
BARRENOS IMMSA
BARRENOS F.M.
OBRA MINERA
SCALE
METERS

Project No. 90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Silver Mine
43-101 Technical Report

Date of Issue: Jan/2009

Drawing Name: Fig.19-3.dwg

CRO. 034 NTE
CRO. 034 SUR
CRO. 042 NORTE
CRO. 036
CRO. 042 SUR
TOPE
LEY PROMEDIO
Ag gr/ton Pb % Zn % LONGITUD ANCHO
320 1.542 0.175 80 mts 1.48 mts
SCALE METERS

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 19-4 SAN MARCOS RESERVE / RESOURCE BLOCKS	Date of Issue Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.19-4.dwg

The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade and from the adjacent Reserve Blocks, and sampling in mine workings and drill holes located within the block area.

FMPlata continues to identify Reserve and Resource blocks, and exploring additional areas. The estimated mineral Resources are considered conservative, since only adjacent blocks are projected from the Reserve Blocks. Mineralization within the metasomatic zone in the contact between the intrusive stock and the carbonaceous Cuesta del Cura Formation has shown high probability of occurrence as Skarn deposits.

Additional geologic potential exists within the La Parrilla area to investigate targets that may result in significant resource development for the operation such as the outcropping Quebradillas and the Las Vacas areas. Direct exploration of the geophysical anomaly areas may be confirmed as significant target zones for further exploration. Geophysical investigations by FMPlata during 2007 have indicated anomalous areas of interest for further exploration, which confirm previous investigations by Grupo México with magnetic and IP methods and may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

  San José mine
  Sacramento
  Cerro Santiago
  Stockwork zone to the East of Quebradillas
  Las Víboras
  San Marqueña
  Mina Santa Paula
  Las Vacas
  Quebradillas, and
  Color anomaly to the West of San José de la Parrilla
  La Protectora, etc.

Additional Inferred Resources have been projected in the La Rosa/Rosarios/La Blanca system, San Marcos, Quebradillas and Las Vacas zones.

PAH has included the zinc mineralization in the La Parrilla Resources due to the current low prices and high smelter charges for concentrates made by Met-Mex Peñoles; as a result FMS has suspended the activation of the zinc flotation circuit until the market prices improve.

FMPlata estimate of Measured and Indicated Resource Blocks as reviewed by PAH is shown in Table 19-5. Most of the Resources are defined by diamond drilling. The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 3.1 million tonnes averaging 255 grams per tonne silver, for a total content of 25.4 million ounces of silver only contained or 30.7 million ounces of silver

Pincock, Allen & Holt	19.13
90534 February 16, 2009

equivalent net of gold credit for oxides and lead for sulfides. The Resources grade has been estimated “in situ” above cutoff grade, and the silver equivalent content is net of gold credit in oxides, at 6 g/tonne Ag, and net of lead credit for sulfides, at 47 g/tonne Ag respectively. This estimate is based on the following prices: Ag - $12.00/oz, Au - $708/oz, Pb - $0.75/lb and Zn-$0.75/lb.

Table 19-5 shows the Measured and Indicated Resources and the Inferred Resource estimate for La Parrilla Silver Mine. PAH notes that these Resources are in addition to the previously reported Reserves.

FMPlata has estimated additional silver Resources at a distance beyond the Proven and Probable Reserves. These Inferred Resources are estimated at 8.0 million tonnes at an average grade of 169 g/tonne Ag, representing a content of 43.9 million ounces of silver only, or 52.8 million ounces of silver equivalent including Au, Pb and zinc, within the Resource. These Inferred Resources include a preliminary estimate of Resources at the Quebradillas area for projected open pit mining. These additional Resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other Reserve or Resource categories. PAH considers these additional Resources to be of an Inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on widely-spaced drill holes, surface sampling or old surface workings. These Resources are presented by FMPlata as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be “proved up” to “mineable Reserves.” To date, Los Rosarios system at La Parrilla has demonstrated a continuity along about 2.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future, Resources will continue to be converted to Reserves (ore) as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Parrilla are presented in the lower portion of Table 19-5.

19.8         Conclusion

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by FMPlata were reviewed by PAH and constitute part of an operation by FMPlata, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these Reserves and Resources, which are exclusive of each other category, may not be materially affected by issues that could prevent their extraction and processing.

Pincock, Allen & Holt	19.14
90534 February 16, 2009

TABLE 19-5
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mineral Resources Prepared by FMPlata, Reviewed by PAH as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Au	Ag	Pb	Zn	Contained Metal
	Type	Tonnes	Meters	g/tonne	g/tonne	%	%	Ag (only) oz	Ag eq oz
MINERAL RESOURCES
MEASURED	Oxides
La Rosa - Rosarios	Oxides	105,321	4.51	0.10	454			1,538,046	1,558,363
San Marcos	Oxides	251,538	3.28	0.21	357			2,884,020	2,932,543
Quebradillas	Oxides	197,771	5.82	0.12	201			1,280,773	1,318,924
Total	Oxides	554,630	4.42	0.15	320			5,702,839	5,809,830

MEASURED	Sulfides
La Rosa - Rosarios	Sulfides	687,871	7.89	0.17	319	1.73	0.95	7,046,016	8,748,914
San Marcos	Sulfides	48,830	4.09	0.19	321	2.20	1.43	503,915	624,799
Quebradillas	Sulfides	272,832	4.80	0.00	270	3.79	5.11	2,365,955	3,041,380
Vacas	Sulfides	631,285	6.12	-	149	3.04	8.44	3,018,892	4,581,706
Total	Sulfides	1,640,818	6.58	0.08	245	2.59	4.54	12,934,778	16,996,798

Total Measured	Oxides plus Sulfides	2,195,448	6.04	0.10	264	2.59	4.54	18,637,618	22,806,628

INDICATED	Oxides
La Rosa - Rosarios	Oxides	21,818	3.23	0.14	203			142,397	146,606
San Marcos	Oxides	406,627	3.05	0.22	303			3,964,892	4,043,332
Total	Oxides	428,445	3.06	0.22	298			4,107,289	4,189,938

INDICATED	Sulfides
La Rosa - Rosarios	Sulfides	77,301	3.27	0.19	164	3.00	1.83	407,789	599,156
San Marcos	Sulfides	25,218	4.09	0.19	321	2.20	1.43	260,260	322,689
Quebradillas	Sulfides	18,057	3.80	0.01	253	2.24	5.94	146,903	191,605
Vacas	Sulfides	312,467	5.01	-	185	3.75	7.50	1,863,445	2,636,991
Total	Sulfides	433,043	4.59	0.05	192	3.46	6.07	2,678,396	3,750,441

Total Indicated	Oxides plus Sulfides	861,488	3.83	0.13	245	3.46	6.07	6,785,685	7,940,379

TOTAL RESOURCES (8)	Oxides plus Sulfides	3,100,000	5.34	0.11	255	2.80	4.90	25,400,000	30,700,000

INFERRED MINERAL RESOURCES
La Rosa - Rosarios	Oxides	802,644	3.05	0.08	318			8,201,831	8,356,664
San Marcos	Oxides	484,049	3.05	0.16	326			5,078,617	5,171,992
Quebradillas	Oxides	5,670	3.50	-	285	4.53	1.64	51,954	53,048
Quebradillas Open Pit (6)	Oxides	3,300,000	3.50	-	100			10,610,000	11,200,000
Total Inferred (8)	Oxides	4,600,000	3.37	0.03	162	0.01	0.00	23,900,000	24,800,000
La Rosa - Rosarios	Sulfides	2,616,850	3.87	0.15	191	1.98	1.66	16,040,595	22,518,888
Quebradillas	Sulfides	7,088	4.20	0.01	215	2.18	5.58	48,995	66,542
Vacas	Sulfides	801,803	7.95	0.03	136	2.19	9.44	3,515,546	5,500,495
Total Inferred (8)	Sulfides	3,400,000	4.86	0.12	179	2.05	3.51	20,000,000	28,000,000

Total Inferred (8)	Oxides plus Sulfides	8,000,000	4.00	0.07	169	0.87	1.49	43,900,000	52,800,000

(1) Estimates by First Majestic Plata, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3) Oxides Ag equivalent includes gold credit based on FMPlata sales. Au Credit = 6 g/tonne Ag.
(4) Sulfides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. recovery = 30 g/tonne Ag.
(5) Cut Off Grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered in COG estimates.
(6) Preliminary Block Model estimate at COG>50 g/tonne Ag.
(7) Reserves and resources in this report are exclusive of each other.
(8) Rounded figures.

Pincock, Allen & Holt	19.15
90534 February 16, 2009

20.0         OTHER RELEVANT DATA AND INFORMATION

La Parrilla consists of several mines within FMPlata’s large land holding which make up the operations of the La Parrilla Silver Mine. Many of these mines have been in operation intermittently since the sixteenth century, when many of the mining districts in the region were discovered, such as Zacatecas, Fresnillo, San Martín/Sabinas/Tocayos near Sombrerete, Cerro del Mercado, etc. Silver production from the La Parrilla district until 2007, based in unpublished reports by ASARCO, the Comisión de Fomento Minero, production records from Mina Los Rosarios, S.A. de C.V. and production records from FMS from June 2004 to September 30, 2008, is estimated at a total production of about 1.374 million tonnes of ore at an average grade of 310 g/tonne Ag, 1.93 percent Pb, about 1.47 percent Zn and some Au. This represents about 13.7 million ounces of silver, 58.4 million pounds of lead and about 44 million pounds of zinc.

Mineralization at the Los Rosarios system, which includes the mines of Rosarios, La Rosa, La Blanca and San José, consists of a vein system that has been partially developed to depths of less than 250m at Ore Shoot 1 of the Rosarios area, while at other mines of similar geologic environments within the region, such as the San Martín/Sabinas and La Colorada mines, the ore deposits have been developed to depths greater than 600m to 800m.

FMPlata underground development has identified numerous exploration targets. One immediate target for exploration is the intersection zone between the Los Rosarios system and the San Marcos vein and follow up exploration investigations at Las Vacas and Quebradillas areas.

FMPlata’s acquisition of mining concessions owned by Grupo México surrounding the La Parrilla includes highly promising prospecting areas that may increase FMPlata’s Resource/Reserve base. FMPlata is developing exploration programs through drilling and underground workings to validate Grupo México’s reported historical Resources and Reserves for Quebradillas and other areas within the concessions. Drilling and underground development in the Quebradillas area have resulted in about 65,000 tonnes in Proven and Probable Reserves plus about 0.50 million tonnes in Measured and Indicated Resources. These Quebradillas Reserves and Resources contain an estimated 4.2 million ounces of silver in addition to Pb and Zn metals. The Quebradillas outcropping zone may be mined by open pit methods. Preliminary block model estimates resulted in estimated Inferred Resources of 3.3 million tones at an average grade of 100 g/tonne Ag in oxides mineralization.

In PAH’s opinion numerous outcropping mineralized structures and alteration zones within the La Parrilla district still remain to be explored. No other mines are operating within adjacent areas to the FMPlata’s holdings.

Pincock, Allen & Holt	20.1
90534 February 16, 2009

21.0         INTERPRETATION AND CONCLUSIONS

La Parrilla Silver Mine represents a typical Mexican mining district developed by prospectors (gambusinos) into a small to medium scale mining operation. Typically, no exploration investigations were carried out in these mining districts, other than following the mineralized structures. Development of these mines was based in accordance with metal’s prices or other geopolitical issues.

Modern exploration investigations within these old mining districts often result in discovery of significant mineral deposits, as was the case in Guanajuato, Fresnillo, Cananea, Parral, etc.

FMPlata’s exploration programs are based on investigating old mining districts; therefore, its rate of success for discovering new mineral deposits has resulted in a higher-than-average rate of success.

La Parrilla district consists of a mineralized region where a plutonic intrusive in contact with carbonaceous sedimentary rocks, in addition to subsequent hydrothermal mineralizing events, have originated adequate geologic conditions and mineral deposition creating numerous mineral deposits within the district. These mineral deposits occur, associated or enclosed by, the regional intrusive stock, stockwork zones, breccia zones and vein structures. Similar geologic conditions exist at San Martín/Sabinas, near Sombrerete; at Fresnillo; at Zacatecas; at Chalchihuites; at Concepción del Oro, and at Peñasquito mining districts, all within the State of Zacatecas, México.

Partial records of historic production at La Parrilla indicate a total of approximately 1.37 million tonnes containing about 13.7 million ounces of silver, about 58.4 million pounds of lead, and about 44.4 million pounds of zinc. These estimated metals include FMS production to September 30, 2008. This recorded production was primarily extracted from the Los Rosarios system, including the Rosarios, La Rosa, La Blanca and San José mines, and from the San Marcos vein.

Current exploration studies by FMPlata and previous operators in the area have indicated significant geologic potential within the La Parrilla district, along and to depth of the Los Rosarios system (La Blanca, La Rosa, Rosarios, San José); along and to depth of the San Marcos vein system; at the Quebradillas–Las Víboras zone; at Vacas mine; as well as at numerous geophysical magnetic and IP anomalies. FMPlata is planning to carry out an aggressive exploration program for the following several years to investigate the district’s numerous exploration targets.

FMPlata is integrating the old mining workings into new underground mines that include ramps of access to the production zones, crosscuts and drifts that incorporate development into accessible and more productive blocks of mineralization for mining by the cut-and-fill method. Mine preparation requires a lengthy program of workings based on sound planning. This mine preparation eventually leads to a more efficient operation, at lower operating costs, and a predictable production schedule.

During 2008 FMPlata has completed programs to upgrade processing facilities and increase recoveries by replacing a significant numbers of parts or pieces of equipment from the cyanidation plant, such as one

Pincock, Allen & Holt	21.1
90534 February 16, 2009

of the filters, two new leaching tanks, one thickener tank and parts of mthe crushing system. These upgrades should result in operating at scheduled capacity with a more effective operation that should result in consistent processing and recoveries. Adjacent to the cyanidation plant a new flotation circuit was built to process primary sulfides mineralization, since some of the mines are reaching the transition zone where oxidized and sulfides minerals are extracted. La Parrilla's two processing circuits are capable of processing the ores produced from the different mines within the FMPlata land holdings.

FMPlata's exploration and development efforts and investments at La Parrilla have resulted in estimated Reserves and Resources for the operation as of September 30, 2008 containing 5.2 million ounces of silver equivalent in Proven and Probable Reserves, which represent a decrement of 14 percent over previously reported estimates; 30.7 million ounces in Measured and Indicated Resources, an increment of 5 percent; and 52.8 million ounces in Inferred Resources, or 37 percent above those from the previous estimate. This resource increment is due to the continued exploration efforts by FMPlata's programs. These estimates include about 10.6 million ounces of silver contained in the Quebradillas Resources projected for open pit mining.

FMPlata has initiated training and support for educational programs to attract experienced personnel and in preparing for the future. These programs include coordination and support to nearby communities as part of social responsibilities.

La Parrilla estimated Resource/Reserve base for this period represents an important step towards consolidating the mining operation under a solid scenario of mineable Reserves for the following fiscal operating periods. This step also represents a base for further Reserves increment through exploration and development.

In PAH's opinion FMPlata's operation at La Parrilla is being conducted with sound engineering practices and acceptable methods of general application within the World mining industry; therefore, PAH believes that the exploration, mining and processing methods applied by FMPlata at La Parrilla are acceptable and justified, in accordance with good engineering practices.

Pincock, Allen & Holt	21.2
90534 February 16, 2009

22.0         RECOMMENDATIONS

La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high metals prices. No significant exploration programs were generally carried out in these districts. Historical records and estimates by surveying of old stopes show production from the numerous mines within the La Parrilla district of 13.7 million ounces silver, 58.4 million pounds lead and 44.4 million pounds zinc, including FMPlata operations to September 2008.

FMPlata has considered significant budgets for investment in exploration at La Parrilla. These programs of exploration appear to have already shown positive results by indicating an important Resource/Reserve base for the mine. PAH highly recommends to continue with these programs in the Los Rosarios system, San Marcos, Vacas and Quebradillas areas. FMPlata has estimated an expenditure of $3.79 Million for the period of 2009 presented in Tables 12-1 and 22-1. In PAH’s opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of mineral concentrations within accessible areas of the mining district.

The FMPlata exploration program includes geophysical investigations by magnetic and IP surveying (30km) at an estimated budget of $90,000. It also includes geochemical investigations (1,900 samples) at an estimated cost of $80,000. Diamond drilling from surface and underground sites (total 97 drill holes) is estimated at $1.82M. The program also includes underground drifting and crosscuts and preparation and access for drill sites, for a total development of about 2,800m at an estimated cost of $1.8 million. PAH agrees with implementation of this exploration program and the cited estimated expenditures, since positive results may develop additional Resources and extend the life of the mine.

PAH recommends completing Pre Feasibility investigations for the projected Quebradillas open pit mining prior to initiate development. These should include particularly detailed metallurgical testwork for recoveries and operating costs.

PAH recommends continuation of the geochemical investigations from drilling samples. This includes core sampling of the different rock formations, other than mineralized zones. The intention is to apply geochemical investigations by rock formations, and to establish a signature and database that may aid in interpretations in other target zones within the mining district. This requires taking selected core intervals within each geologic unit. An estimated budget for these investigations includes about 1,900 samples at an estimated cost of $80,000, which has been included in the 2009 budget.

In PAH’s opinion the La Parrilla programmed capital expenditures for the period of 2009, for a total of $3.79 Million are scheduled to improve the operation and through a successful exploration program, increase the mine’s Reserves and Resources and therefore extend the mine life. PAH notes that as of the writing of this report, FMS has temporarily suspended this budget due to current market conditions.

Pincock, Allen & Holt	22.1
90534 February 16, 2009

Other recommendations by PAH related to operating practices, for which no budget can be estimated, are the following:

  La Parrilla’s operators must address discrepancies between the milled grades of both oxide and sulfide ore versus the average Reserve and Resource grades. The head grade problems are mainly due to the contract miners extracting more dilution than necessary. PAH recommends that mine geologists and mining engineers develop and execute stricter grade control procedures in all the operations. These measures should result in tonnage and grade reconciliation between production, Reserves and sales.

  Metallurgical accounting must be more accurate. The operators must closely control the ore flow and stockpiles for both La Parrilla and the ore from outside operations, such as Del Toro.

  Ground control in the mines still requires attention, especially in the loose oxide zones of the orebodies. PAH recommends that rock bolting with mesh and straps, and possibly shotcrete be employed consistently in areas of poor ground.

  A system of long-range planning should be adopted by the mine engineering group at La Parrilla. Current long-range plans are general and lack detail.

Table 22-1 shows recommended exploration budget for 2009 at La Parrilla Silver Mine.

TABLE 22-1
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Mine
Recommended Exploration Budget for 2009

Exploration	Quantity	Total estimated
Activities		cost US$
Geophysical Survey IP	30km	90,000
Geochemical Survey	1,900 samples	80,000
Surface Diamond Drilling (at a cost of $100 per meter)	10,000m (43 dh)	1,100,000
Underground Diamond Drilling (at a cost of $100 per meter)	7200m (54 dh)	720,000
Underground development	2800 m	1,800,000
Total Recommended Budget		3,790,000

Pincock, Allen & Holt	22.2
90534 February 16, 2009

23.0         REFERENCES

1.	Resource and Reserve Estimates by First Majestic Plata for La Parrilla Silver Mine. Prepared by FMS and its Mexican subsidiary companies, FMPlata and FMRM staff and reviewed by PAH. September 2008.

2.	Informe Técnico Exploración Geofísica en La Parrilla, Durango. Solicitante First Majestic. Elaborado por GEOLINSA, S.A. de C.V. Linares, Nuevo León, México. Agosto 30, 2007.

3.

La Parrilla Silver Mine Technical Report Amended for the La Parrilla Silver Mine, Durango state, México; which was prepared for First Majestic Silver Corp. by Pincock, Allen & Holt, Inc. Dated July 24, 2007 and published in SEDAR in July 25, 2007.

4.	News release by First Majestic Silver Corp. highlights from 3rd quarter financial statements. Dated November 29, 2007.

5.	La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

6.

Property Risk Control Survey Report, First Majestic Resource Corp. La Parrilla Silver Mine, San José de La Parrilla, Durango, México. Prepared by Marsh a MMC (Marsh & McLennan Companies, Guy Visón, P. Eng. December 19, 2006.

7.

Legal Opinion – First Majestic Plata, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on September 30, 2008.

8.	Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

9.	Information provided by FMRM as owner and operator of La Parrilla mine, including data from 2006 to May 2007.

10.

Information provided by FMS Corporate Manager of Environment5al and Permitting, Mr. José Luis Hernández Santibañez, dated October 27, 2008, regarding FMPlata permits and environmental regulations compliance on behalf of the La Parrilla Silver Mine operation, including the following:

•

Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the “Licencia Ambiental Unica No. LAU-10/016-2005” dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, in registration No. “FMR141001611” dated April 17, 2006.

Pincock, Allen & Holt	23.1
90534 February 16, 2009

•

Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam “Parrilla II”. Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

	•	State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.

	•	Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005 and update of June 15, 2006.

•

Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Document No. SG/130.2.1.1/000897 dated on April 16, 2007. Resolución en Materia de Impacto y Riesgo Ambiental para el Proyecto de Construcción y Operación de la Presa de Jales “Parrilla II”.

•

Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Document No. SG/130.2.2./000979 dated on April 27, 2007. Authorization to change use of land for construction of Tailings Dam “Parrilla II”.

	•	COMISION NACIONAL DEL AGUA. Título de Concesión para explotar, usar o aprovechar aguas nacionales. Document No. 2914392 dated October 26, 2006.

11.	PAH observations on site visits during the periods of June 20-25, 2006; April 13–15, May 15–18 and November 13–18, 2007; July 15–18 and October 30–November 1, 2008.

Pincock, Allen & Holt	23.2
90534 February 16, 2009

24.0         DATE AND SIGNATURE PAGE

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
llopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, México dated February 16, 2009, (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the La Parrilla Silver Mine, as part of a PAH team to audit the operation in 2006. As part of this study, I visited the project site from May 15 – 18 and November 13 – 18, 2007, July 15 - 18 and October 30 – November 1, 2008 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

Pincock, Allen & Holt	24.1
90534 February 16, 2009

7.

I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, metallurgical and processing and economics), which I believe to be reliable work. I have visited the project in May 2007, and November, 2007 and in July and October- November, 2008, and I have acted as Project Manager for the preparation of this Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 16th day of February 2009.

“Leonel López”
______________________________
Leonel López, C.P.G.

Pincock, Allen & Holt	24.2
90534 February 16, 2009

Richard Addison
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

I, Richard Addison, P.E., C. Eng., Eur. Ing., for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, México dated February 16, 2009, (the “Technical Report”) that:

1.

I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

2.

I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

3.

I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.

I am responsible for the preparation of the ore processing and infrastructure paragraphs in Section 3.0, Executive Summary; Section 18, Mineral Processing and Metallurgical Testing; the paragraphs concerning ore processing in Section 21, Interpretation and Conclusions; Section 25.5, Metallurgy and Processing; Section 25.6, Infrastructure; and Section 25.9, Product Marketing.

6.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

7.	I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

Pincock, Allen & Holt	24.3
90534 February 16, 2009

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 16th day of February 2009.

“Richard Addison”
______________________________________
Richard Addison, P.E., C. Eng., Eur. Ing.

Pincock, Allen & Holt	24.4
90534 February 16, 2009

25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1         Introduction

La Parrilla Silver Mine is operated by First Majestic Plata, S.A. de C.V. (FMPlata), a wholly-owned subsidiary of Vancouver, Canada based First Majestic Silver Corp. (FMS). La Parrilla operation, located in the State of Durango about 75 km southeast of the city of Durango, has been in production off and on since the Spanish conquest. FMS acquired the property in early 2004 and commenced operations in July of that year. A research of old records from past producers indicates that, since the early 1920s, the total production from La Parrilla area (through September 30, 2008) is about 1.3 million tonnes of ore at an average grade of about 313 g/tonne Ag with minor values of gold, lead and zinc; however little is known about early Spanish production, which was mainly derived from near surface oxide ores. Most of the ore extracted prior to 2006 was oxides and only silver and gold were recovered through leaching. FMPlata commenced operations utilizing a 180-tpd cyanide leach plant, constructed by previous operators.

In 2006, FMS recognized that the tenor of the ore in the different veins of their La Parrilla operations was changing from oxides to primary sulphides as the mines were deepened. Consequently, the operators installed a 420 tpd flotation circuit in their mill and process plant for the recovery of silver, gold, lead and zinc values contained in primary sulphide ores. At the same time, the company expanded the capacity of the cyanide circuit to 420 tpd. The new 840 tpd dual cyanidation/flotation circuits were started up in the first quarter of 2007.

Currently, production from the plant consists of a silver-gold-lead concentrate and silver-gold Doré bars, which are primarily shipped to the Peñoles’ smelter in Torreón, Coahuila for smelting and refining. The 2007 production of silver equivalents was about 1.00 million ounces, and the silver equivalent production for the first 9 months of 2008 is about 0.73 million ounces. The operators plan to ramp up production to 1.91 million ounces per year for the next five years beginning in 2009.

25.2         Mine Design and Production

Mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs are described in this section of the report.

La Parrilla mine operations currently consist of three different mines, La Rosa/Santa Rosa and La Blanca, San Marcos and Quebradillas. The Quebradillas project along with an extensive land package was acquired from Grupo Mexico, S.A. de C.V. during 2006, and FMPlata immediately commenced development and exploitation of the property in the third quarter of 2006. During the last few months of 2008, FMPlata has been exploring and evaluating an open pit potential above the Quebradillas mine operation. Another new project during 2007 and 2008 has been the direct exploration of the old Las Vacas mine, where significant zinc mineralization has been indicated with good grades of silver.

Pincock, Allen & Holt	25.1
90534 February 16, 2009

The mine engineering department does mine planning and engineering, which is under the control of the Mine Superintendent. The planning mainly consists principally of day-to-day planning, and the mine engineering department has also begun work on long-range planning. The engineers also do rock mechanics and ventilation planning, and develop programs for remediation of problems in these areas.

The 2007 mine and mill production from La Parrilla mines was 1,000,823 equivalent ounces of silver from 80,058 tonnes of oxide ores and 43,180 tonnes of sulphide ores. During 2008, the silver production through the first nine months of the year totals 731,259 equivalent ounces from milling 143,838 tonnes of oxides and sulphides. Mine production was about 190,051 tonnes for the first nine months of 2008 with about 23,056 tonnes obtained from development and exploration work, with the rest was from stopes. The difference of approximately 46,200 tonnes between mine and mill production was stored on the mill patios, near the coarse ore bins. The mine production for 2008 is shown in Table 25-1.

The actual milled production with the respective ore grade from each category, oxide or sulphide, versus the 2008 budget is shown in Table 25-2.

The 2008 budgeted production rates (based on 330 days per year) from the three mines are variable, but the goal is to produce about 253 tpd of oxide ore and 297 tpd of sulphide ore from Rosa/Rosario and La Blanca, 63 tpd of oxides from San Marcos and 45 tpd of oxides and 32 tpd of sulphides from Quebradillas. Sulphide production will be ramped up significantly over the next few years as both the Rosa-Rosario and La Blanca mines, and the Quebradillas mine are deepened below the water tables and into the primary sulphide zones of each. Rosa/Rosarios and La Blanca mine and San Marcos mine will continue to produce significant amounts of oxides in the next few years.

La Parrilla mining operations are contracted to three different firms, who supply part of the equipment and manpower for mining and development. Ore and waste haulage from the mines to the ore bins or mill patios and waste dumps, respectively, is also contracted to private parties. The principal mining contractor for the Rosa/Rosarios and La Blanca operations is MGA Contratista, S.A. de C.V. of Guadalupe Victoria, Durango. The mining contractor assigned to the San Marcos and Quebradillas development and stoping is Minas de San Rafael y Fanny, S.A. de C.V. of Durango, Durango. The third mine contractor, MECOMIN of Durango, Dgo. has been conducting the underground mine development and exploration program for the San Jose decline in the Rosarios mine and also for the Las Vacas area. The haulage contractors, Edgar Moreno, Gerardo Salas and Angel Calzada, are based in La Parrilla village.

The three mine operations have all been developed as trackless operations, utilizing rubber-tired, and diesel load-haul-dump (LHD) units for loading and hauling, and on-highway-type diesel dump trucks for hauling from the mines to the surface ore storage bins or to waste dumps. Most stope and development drilling is done with hand-held pneumatic jackleg drills, although in the last two years, the company has purchased a 2-boom and a 1-boom electro-hydraulic drill rig for development, and a single-boom pneumatic rig for long-hole stoping.

The haulage contractors use on-highway type rear-dump trucks to haul material (ore or waste) from the Rosa/Rosarios and La Blanca mines to the mill ore bins or patios or to the berm construction of the new

Pincock, Allen & Holt	25.2
90534 February 16, 2009

Pincock, Allen & Holt	25.3
90534 February 16, 2009

tailings impoundment or to waste dumps, respectively. The San Rafael and Fanny contractor hauls all ore from the Quebradillas mine to surface patios, where it is loaded onto third party contractor dump trucks for subsequent haulage to the mill bins or patios. At this time most mine waste in all the operations is used for stope backfill or for construction projects, and very little waste is currently placed on surface waste dumps.

The near-vertical veins in the mines are exploited with the overhand cut and fill method, utilizing LHD equipment for loading and hauling. Stoping is largely accomplished with breast mining techniques, removing an entire cut from the back of a stope and later backfilling the mined out void. Recently, the operators have been experimenting with longhole open stoping and have prepared and commenced mining a stope by this method. Drilling of the longhole stope block is done with a Boart Stopemate® rig equipped with a pneumatic drill. Mucking of the longhole stope with LHD equipment is done in drawpoint crosscuts located at the bottom sill of the stope. Once the longhole block is completed it will also be backfilled. Backfill mainly consists of waste from development and exploration headings. The minimum mining width is currently about 2.0 meters. A diagram of a vertical-longitudinal section of a typical overhand cut and fill stope in La Parrilla mines is shown in Figure 25-1, and a diagram of the longhole stope is shown in Figure 25-2.

Development and exploration headings, as well as stope cuts, are drilled mainly with jackleg drills, but as stated above the company has a 1 and a 2 boom jumbo on hand for major development projects. Drift and ramp sizes are 4.0 X 4.0 meters for main haulageways, and secondary development and exploration headings are driven at 3.0 X 3.0 meters. Ramp gradients are usually about 12 percent and steeper ramp sections are seldom above 15 percent. Raising is largely done as bald-headed raises, driven conventionally from platforms installed on stulls; raises typically have a 1.5 -X1.5 meter section. Some long ventilation raises, typically about 1.8 meters in diameter, are bored by contractors.

Mine development advances are averaging about 586 meters per month in 2008. The monthly advances in exploration and development headings during 2008 are found in the Table 25-3.

Drifts and ramps require very little ground support, although the mines utilize some split-set bolts and at times also install wire mesh, with or without shotcrete. Stopes and raises are largely unsupported, and bolting is done very infrequently.

The five-year plan for La Parrilla is for the production of 1.32 million equivalent ounces of silver in 2008, and 1.94 million equivalent ounces of silver in the period 2009 through 2012. The operator’s forecast for silver only production is 1.66 million ounces in 2008 and 1.94 million ounces per year in subsequent years. The principal by-product from the cyanide plant is gold and production is slightly less than 500 oz per year throughout the 5-year plan. The main payable by-product from the sulphide flotation operation is lead and it is planned at about 1,400 tonnes of lead metal per year for the 5 years. The zinc circuit in the new flotation section of the mill has not yet produced a saleable zinc concentrate, and PAH has not considered zinc production in the Reserve characterization, however, it was considered for Resource estimates since the parameters for mill recoveries, smelter charges and penalties and market prices are expected to be better in the future and revenues from zinc sales are realized.

Pincock, Allen & Holt	25.4
90534 February 16, 2009

Elev. 2050 m asl
Vent Raise
Access Ramp
Elev. 2025 m asl
Level 7
Rock Fill
Elev. 2000 m asl

Longitudinal Section 7-564 Mechanized Cut and Fill Stope

9750 N
10700 E
Level 8 (E)
10750 E
9700 N
10800 E
Level 7
9650 N
10650 E
SCALE
0
5
10
20
METERS

Plan Veiw Levels 7 and 8 with Stope Access Ramp

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 25-1 PLAN and LONGITUDINAL SECTION of 7-564 MECHANIZED CUT and FILL STOPE	Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.25-1.dwg

Old Stope
Level 7
5.55 M
8.23 M
5.71 M
4.30 M
4.84 M
5.82 M
Elev. 2000 m asl
Sub-Level 7-450
Sub-Level 8-450
Elev. 1975 m asl
Level 8
Fill
Longitudinal Section - 8-450 Longhole Stope
10600 E
10650 E
10700 E
10750 E
Sub-Level 8
Sub-Level 8-450
Drawpoint Crosscuts
Level 7-450
Level 7
9700 N
9850 N
SCALE
0
5
10
20
METERS
Plan Veiw Levels 7 and 8

Project No. 90534

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name La Parrilla Silver Mine 43-101 Technical Report

Date of Issue Jan/2009

Drawing Name Fig.25-2.dwg

TABLE 25-3
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
2008 Exploration and Mine Preparation Advances (Jan-Sept, Lineal Meters)

	Development Advance	Preparation Advance	Exploration Advance	Total Actual Advance
January	173.43	103.04	336.21	612.68
February	116.38	176.59	99.3	392.27
March	133.59	217.28	199.17	550.04
April	126.53	252.73	174.3	553.56
May	149.01	267.17	112.08	528.26
Jun	178.44	133.16	181.54	493.14
July	448.43	237.29	151.59	837.31
August	263.72	231.84	213.47	709.03
September	261.38	149.69	183.22	594.29
TOTAL	1,850.91	1,768.79	1,650.88	5,270.58

The planned production for La Parrilla operation for the five-year period, 2008 through 2012 is shown in Table 25-4.

25.3         Mine Equipment

Fifty percent of the mine equipment used in La Parrilla mines is contractor supplied. The mines appear to be adequately equipped for the planned production rates, however much of the contractor equipment is very old and marginally maintained. The company has its own equipment, some purchased new in 2007 and 2008, all of which is loaned to the mining contractors, mainly MGA. The haulage contractors for surface haulage from both San Marcos and Quebradillas have their own, relatively new trucks as does the contractor who hauls ore and waste from the Rosa/Rosarios and La Blanca mine as well as on the surface. A summary of the major mine equipment, including contractor equipment is shown in Table 25-5.

25.4         La Parrilla Manpower

About 509 people currently (as of September 30, 2008) are working at the La Parrilla industrial complex. Some of these are temporary contractors engaged in completion of the mill expansion, but mine and haulage contractors are on a semi-permanent basis. Including staff and other salaried personnel, there are about 51 company employees working at La Parrilla, and there are about 458 contract personnel assigned to the mine, mine equipment maintenance, surface haulage and surface construction activities.

The operations shift schedule has been changed to two 12-hour shifts per day, with contract personnel working a 3 weeks on and one week off schedule. La Parilla staff work the 12-hr per day shifts, but on a schedule of 4 days on and three days off per week. Overall productivities in 2008 have been about 1.1 tonnes per man-shift (based on 8-hr shifts); while mine productivity is about 2.3 tonnes per man-shift. A summary of the manpower working at La Parrilla on September 30, 2008 is shown in Table 25-6.

Pincock, Allen & Holt	25.7
90534 February 16, 2009

TABLE 25-4
First Majestic Silver Corp.
First Majestic Plata, S.A de C.V.
La Parrilla Silver Mine
Five-Year Production Plan, 2009-2013

ITEM	2009	2010	2011	2012	2013	Totals
OXIDES
Tonnes Milled	145,635	145,635	145,635	145,635	145,635	728,175
Au grade	0.15	0.15	0.15	0.15	0.15	0.15
Ag grade	250	250	250	250	250	250
Process Recovery & Payables
Ag-%	69.9	69.9	69.9	69.9	69.9	69.9
Au-%	69.6	69.6	69.6	69.6	69.6	69.6
Silver Ounces	819,490	819,490	819,490	819,490	819,490	4,097,448
Eq Ounces of silver from Gold	28,862	28,862	28,862	28,862	28,862	144,311
NSR VALUE Bulllion Production ($)
DORE	9,905,583	9,905,580	10,720,972	10,720,972	11,536,364	52,789,472
Subtotal NSR	9,905,583	9,905,580	10,720,972	10,720,972	11,536,364	52,789,472
Freight & Insurance	174,174	174,174	174,174	174,174	174,174	870,872
Sub-Total	9,731,409	9,731,406	10,546,798	10,546,798	11,362,190	51,918,600
SULFIDES
Tonnes Milled	148,428	148,428	148,428	148,428	148,428	742,140
Au grade	0.10	0.10	0.10	0.10	0.10	0.10
Ag grade	250	250	250	250	250	250
Pb%	1.6	1.6	1.6	1.6	1.6	1.6
Zn%	0.11	0.11	0.11	0.11	0.11	0.11
Process Recovery & Payables
Ag-%	69.9	69.9	69.9	69.9	69.9	69.9
Au%	58.9	58.9	58.9	58.9	58.9	58.9
Pb-%	58.9	58.9	58.9	58.9	58.9	58.9
Zn-%	NA	NA	NA	NA	NA	NA
Ounces Ag Production	894,863	894,863	894,863	894,863	894,863	4,474,316
Eq Silver Ounces from Lead	196,336	196,336	196,336	196,336	196,336	981,682
Net Smelter Return
Subtotal NSR	9,866,193	9,866,279	10,716,399	10,716,399	11,566,519	52,731,787
Freight & Insurance	131,112	131,112	131,112	131,112	131,112	655,561
NSR less Freight & Ins	9,735,081	9,735,166	10,585,286	10,585,286	11,435,406	52,076,226
OXIDES+SULFIDES
Silver Ounces	1,714,353	1,714,353	1,714,353	1,714,353	1,714,353	8,571,764
Eq Ounces of silver from Gold	28,862	28,862	28,862	28,862	28,862	144,311
Eq Silver Ounces from Lead	196,329	196,336	196,336	196,336	196,336	981,675
Total Eq Ounce of Silver	1,939,544	1,939,551	1,939,551	1,939,551	1,939,551	9,697,749
TOTAL NSR VALUE ALL PRODUCTION	19,466,489	19,466,572	21,132,084	21,132,084	22,797,596	103,994,827
Metals Prices
Silver ($US/oz)	$12.00	$12.00	$13.00	$13.00	$14.00	$12.80
Gold ($US/oz)	$708.00	$708.00	$708.00	$708.00	$708.00	$708.00
Lead ($US/lb)	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75
Zinc ($US/lb)	$0.75	$0.75	$0.75	$0.75	$0.75	$0.75

Pincock, Allen & Holt	25.8
90534 February 16, 2009

TABLE 25-5
First Majestic Silver Corp.
La Parrilla Silver Mine
Major Mine Equipment, Including Contractors

Contactor and Description of Unit	Make & Model	Size or Other		No. of Units
Minas de San Rafael y Fanny Equipment			Company	Contractors
Scooptram	Wagner ST-2, B-D	2yd3		6
Scooptram	Toro & Wagner ST 3.5	3.5yd3		3
Scooptram	Wagner St-6	6yd3		1
Mine Truck	Elmac	9-tonnes		1
Mine Truck	EJC	10-tonnes		1
Surface Dump Truck	International	7m3		2
Other Pickups, Light Trucks,SUV	Various	N.A.		7
Jackleg Drills	RNP	N.A.		16
Shotcrete Rigs	Red Loba, LA 8-4, LA 16-4	N.A.		2
Mine Lamps w/ Racks	N.A.	N.A.		90 lamps + racks
Mine Fan	24-in., 30 hp	N.A.		1
Mine Compressors	Atlas Copco	250, 600 & 850 cfm		3
Mine Compressor	Ingersoll-Rand	375 cfm		1
Motor Generator	Caterpillar	3416 Engine		1
Surface Maintenace Shop	Misc.	N.A.		1
MGA Mine Equipment
Scooptram	Jarvis Clark	2yd3		1
Scooptram	Wagner	2yd3		1
Scooptram	Wagner	2yd3		1
Jackleg Drills	RN-FlL-7	N.A		7
Drift Pumps	Wilden	Air		4
Concrete Mixer	N.A.	N.A		1
MIne Lamps w/ Charging Racks	N.A.	N.A		65
Company Mine Equipment
Scooptrams	Sandvik, LH 307 (Toro 6)	4.5 yd3	4
Scooptrams	Sandvik LH-203	2.0 yd3	3
Mine Trucks	Sandvik EJC-417	15-tonnes	3
Drill Jumbo	Tamrock Axera	2-boom, electro-hydraulic	1
Drill Jumbo	Sandvik, DD-210	1-boom, electro-hydraulic	1
Stope Drill Jumbo	Boart, "Stopemate"	LH rig,1-boom pneumatic	1
Mine Compressor	Ingersoll-Rand (NA)	1,600 cfm	1
Mine Compressor	Ingersoll-Rand (NA)	892 cfm	1
Mine Compressor	Ingersoll-Rand (NA)	1,395 cfm	1
Mine Compressor	Gardner-Denver (NA)	375 cfm	1
Mine Compressor	INC (NA)	750 cfm	1
Mine Hoist	N.A.	One-Drum, 90 hp	1
Lokotrack	Model LT-105	Electric (?)	1
Lokotrack	Model LT-200	Electric (?)	1
Bulldozer	Caterpillar (?)	Diesel, N.A.	1
Mine Tractor	John Deere (?)	Diesel,N.A.
Drift Pumps	Wilden M-15	Air	2
Submersible Pumps	Tsurumi	Electric, 15 hp	2
Vertical Well Pump	N.A.	Electric, 40 hp	1
Pickup	Dodge Ram 150	N.A.	1

25.5         Metallurgy and Ore Processing Plant

25.5.1      Metallurgy

The ore processed from the district consists of two essential types: oxides and sulphides. Oxides are the in-situ oxidation product of the sulphide ore. For both ore types the principal economic component is silver. The ores also contain lead and zinc and minor amounts of gold. Oxide ores are processed by cyanide

Pincock, Allen & Holt	25.9
90534 February 16, 2009

TABLE 25-6
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Manpower, Including Contractors (September 30, 2008)

	Company	Mine & Other
Department & Category	Staff	Contractors	TOTALS
SITE ADMINISTRATION
General Manager	1		1
Safety & Environmental	2	5	7
Accounting	2	1	3
Human Resources & Social Work	2		2
Warehouse	1	3	4
Purchasing
Sub-Total	8	9	17
Preparation & Development		48	48
Stoping		48	48
Mucking & Hauling		28	28
Hoistmen		14	14
Mechanical Maintenance		18	18
Contracted Maintenance (Sandvik)		8	8
Other Services		12	12
FM Mine Supervision	6		6
Supervision		23	23
Mine Construction, Other
Mina Mecomin		30	30
Jose Garcia Ontiveros		6	6
Sub-Total	6	235	241
MILL & PROCESS
Crushing		11	11
Grinding		4	4
Flotation		4	4
Precipitation		3	3
Chemical Treatment		4	4
Concentrate Handling		2	2
Thickener Operators		4	4
Bullion Smelter		3	3
Tailings		7	7
Plant Supervision	10		10
Mechanical Maintenance		8	8
Electrical Maintenance		5	5
Other Services		5	5
Maintenance Supervision	10		10
Tailings Impoundment
Fabian Salas		6	6
Sub-Totals	20	66	86
ASSAY & METALLURGICAL LAB
Sample Preparation		4	4
Assayers	2	3	5
Metallurgical Testing	1	1	2
Sub-Totals	3	8	11
GEOLOGY
Exploration
Sampling		14	14
Supervision & Technical	8		8
Surface Diamond Drilling
CAUSA		35	35
Sub-Totals	8	49	57
MINE ENGINEERING
Engineering & Planning	2		2
Surveyors	3	3	6
Sub-Total	5	3	8
GENERAL SERVICES & OTHER
Surface Maintenance			0
Dining Hall		3	3
Watchman & Security	1	14	15
Supervision		3	3
Sub-Total	1	20	21
OTHER SURFACE CONTRACTORS
Civil Construction
Refugio Contreras Rivota		44	44
Hugo Lopez Garcia		5	5
Construcción Metálica de Fresnillo		4	4
Surface Ore & Waste Haulage
Edgar Moreno		5	5
Angel Calzada		5	5
Gerardo Salas Flores		5	5
Sub-Total	0	68	68
TOTALS	51	458	509
Total Company	51
Total Contractors		458

Pincock, Allen & Holt	25.10
90534 February 16, 2009

leaching to produce Doré metal; sulphide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 70 percent of the silver in cyanide leaching, and about 60 percent for silver and 55 percent for lead in the flotation circuit.

The valuable mineral in the sulphide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulphides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the Doré bars.

Consideration has being given to further process the sulphide flotation tails in the oxide cyanide leach circuit but the capacity of the oxide cyanide leach circuit is limited and would require expansion to allow this.

25.5.2      Ore Processing Plant

Principal parameters for the plant are presented in Table 25-7. A flow diagram of the plant is provided in Figure 25-3 and a listing of the principal equipment is shown in Table 25-8. A general site map, which shows the existing and expanded tailings containments, is provided in Figure 6-1 and the layout of the ore processing plant is shown in Figure 3-2.

TABLE 25-7
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Ore Processing, Principal Parameters

Parameter	Units	Oxide	Sulfide
Plant Capacity
Annual	thousand tonnes/year	140	140
Daily	tonnes/day	400	400
Actual Throughput Rate
Annual	thousand tonnes/year	120	100
Daily	tonnes/day	325	275
Ore Grade
Silver	grams/tonne	210	220
Gold	grams/tonne	0.24	0.15
Lead	percent		1.6
Recovery
Silver	percent	68.50%	62.40%
Gold	percent	90.00%
Lead	percent		55.30%
Doré Grade
Silver	grams/tonne	920
Gold	grams/tonne	1.5
Concentrate Grade
Silver	kilograms/tonne		4.5
Lead	percent		40.00%
Doré Quantity	kilograms/year	17,500
Concentrate Quantity	dry tonnes/year		3,250
Plant Operating Cost	$/tonne ore	$23.50	$20.81

Pincock, Allen & Holt	25.11
90534 February 16, 2009

AREA DE FLOTACION
AREA DE MOLIENDA
AREA DE TRITURACION
MERRILL CROWE
AREA DE AGITACION C. C.
AREA DE LAVADO C. C.
PRESA DE JALES

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 25-3 PLANT FLOW DIAGRAM	Date of Issue Jan/2009
Project No. 90534	Project Name La Parrilla Silver Mine 43-101 Technical Report		Drawing Name Fig.25-3.dwg

TABLE 25-8
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Ore Processing, Principal Equipment List

				Lead Flotation		Zinc Flotation
Item	Size	Qty.	h.p.	Qty.	h.p.	Qty.	h.p.
COMMINUTION CIRCUIT
Ore Receiving Hoppers
Oxide ore	200 tonnes each	4
Sulfide ore	80 tonnes each	3
Mobile Crushing System
Jaw crusher	28- x 42-inch	1	150
Cone crusher	HP-200	1	175
Stationary Crushing System
Jaw crusher	22- x 32-inch	1	50
Cone crushers
	3-ft	1	50
	4-1/4-ft	1	150
Vibrating Screen	5- x 10-ft	1	15
Crushed Ore Bins
Oxide ore	800 tonnes	1
Sulfide ore	100 tonnes each	4
Grinding Mills	8-1/4- x 12			1	350	1	350
Cyclone feed pumps	6- x 6-inch			2	20	2	20
Cyclones				1		1
CYANIDATION CIRCUIT
Grind Thickener	40-ft daim.	1	3
Leach Tanks
No's 1 -3	19-1/2- x 17-ft	3	30
No's 4 & 5	16-1/2- x 16-1/2-ft	2	30
No's 6 - 11	13- x 13-ft	6	15
Air Compressors
	rotary screw	1	200
		1	60
CCD Thickeners	24-1/2-ft dia	4	5
CCD Thickeners	40-ft dia	1	7.5
Butter's Filters		4
Pregnant Solution Tanks		3
Vacuum Pumps		2	50
Precipitate Presses		3
Barren Solution Tanks		2
Crucible Furnace		1
Cyanide Tailings Thickener		1
FLOTATION CIRCUIT
Conditioning Tank				1	15	1	15
Rougher flotation	300-ft3			2	30	2	30
Rougher scavenger flotation	tank-type			1		1
Cleaners (3-stages, 1-cell ea.)	tank-type			3		3
Concentrate Thickeners				1		1
Concentrator Filter	drum, 4- x 6-ft			1	25	1	25
Vacuum Pump				1	50
Flotation Tailings Thickener						1

Pincock, Allen & Holt	25.13
90534 February 16, 2009

The original ore processing plant was a very small (180 tonne per day capacity) conventional cyanide leach mill that was built as a custom mill to serve small miners in the district by the since-discontinued Federal government agency, Fomento Minero. The plant was expanded in 2006 to process 420 tonnes per day each of both oxide and sulphide ore for an overall capacity of 840 tpd. The crushing circuit consists of two sequential multi-stage crushing circuits; one mobile and the other stationary. The mobile system was brought into service in 2007 because of difficulties in getting adequate throughput with the original stationary equipment.

Both crushing systems consist of jaw and cone crushers. The mobile system consists of two stages in open circuit producing minus-1/2-inch rock. The stationary system has three stages in closed circuit with a double-deck vibrating screen using two cone crushers that operate in parallel, one processing plus one-inch rock and the other plus-3/8-inch/minus-1-inch rock produced by the double-deck screen. Crushed product, minus 1/2-inch from the mobile circuit and minus 3/8-inch from the stationary circuit, is stored in bins and processed in two parallel grinding and ore processing circuits, one for oxide ore and the other for sulphide ore. Each circuit has a single mill closed with cyclones; both mills are of identical size.

In processing oxide ore, cyclone overflow goes to a grind thickener, the overflow of which is pregnant solution. Grind thickener underflow is pumped to a series of agitated leach tanks and then washed in a five-train CCD (counter-current decantation) thickener circuit. The first-stage CCD thickener overflow is used as mill solution; the last-stage thickener underflow goes to the tailing containment.

Pregnant solution is processed in a Merrill-Crowe plant consisting of Butter’s clarifying filters, a de-aeration tower and two plate-and-frame presses. In addition to the plate-and-frame presses in current use there are three older presses that are kept on standby. Precipitate is periodically removed from the presses, dried in an electric oven and smelted in a propane-fired crucible furnace. The Doré bars produced contain about 0.1 percent gold, one percent lead, 0.5 percent copper, and 0.5 to 1.0 percent selenium.

The oxide plant has been in operation for about three years, primarily processing ore from the La Parrilla mine, with small amounts from the Santa Rosa and San Marcos mines and old sulphide-ore tailings from the mill-site. The oxide ore milling rate is currently about 325 tonnes per day. Ore grade is about 210 grams of silver per tonne and the recovery is currently about 70 percent.

The sulphide plant is designed to process lead/zinc ore to sequentially recover lead and zinc and the silver associated with both base metals. Both lead and zinc ore processing circuits are identical, each consisting of two rougher cells in series followed by a single rougher-scavenger cell and three stages of cleaning using one cell for each stage. Concentrate handling is also identical for each circuit, consisting of a thickener and drum filter. Currently only the lead circuit is in use since the ore currently processed contains little zinc. The sulphide circuit has been in operation for about a year. The sulphide ore milling rate is currently about 230 tonnes per day. Ore grade is about 220 grams of silver per tonne and two percent lead; silver recovery is currently about 60 percent and lead recovery is currently about 55 percent.

Pincock, Allen & Holt	25.14
90534 February 16, 2009

Tailings from both the cyanide leach circuit and the flotation plant are combined and pumped to the expanded tailing containment. Reclaim solution from the tailing containment is pumped to the oxide ore CCD circuit where it is used as part of the wash solution.

There are about one million tonnes of tailings from past operations in the old tailings containment area. The tailings form a wedge-shaped mass against the hillside adjoining the mill with the upper end at the upper elevation of the mill at the same elevation as the ground and the downhill end being about 15 meters above grade. Use of this tailings containment has been discontinued and reclamation is in progress.

In 2007 the tailings containment area was expanded by leasing land adjoining the old tailing dam and building a starter dike using borrow material from within the dam area and also mine waste rock. The perimeter walls of the dam are raised by manually digging material from within the containment and building walls on the upstream side. The new containment area is now about 12 meters high on the downstream side. Expected life of the new tailings containment dam is 10 years.

25.6         Infrastructure

The infrastructure at La Parrilla is well established. The facility adjoins the local village making for convenient accommodation for the employees and contractors. Operations support facilities, located near the plant, consist of administrative offices, warehouse, maintenance shop, assay laboratory, metallurgical laboratory, mess, change houses, and two houses for senior personnel. There is also an explosive magazine on the site, set apart from other facilities.

Plant power supply was augmented in 2006 by the construction of a new line and substation to connect to one of the major CFE (Comisión Federal de Elctricidad) lines that run parallel to the Durango-Zacatecas road, which is about two kilometers from the mine. Total mill connected load is about two megawatts.

A line-powered electric well pump located seven kilometers from the mine in the adjoining valley supplies water. Water is also provided from a line-powered electric pump in the shaft of the Quebradillas mine located about two kilometers from the plant.

Diesel fuel is stored in a horizontal 20,000-liter tank in a concrete-walled basin at the site.

Fire protection is based on portable fire extinguishers located throughout the buildings. There is an ambulance on site for emergency use which is also available to the town if required.

Offices are connected to the local phone system and to an internet satellite system. Radios are used for local communication.

Pincock, Allen & Holt	25.15
90534 February 16, 2009

25.7         Environmental

FMPlata applied for change of the terms permitted for operations at La Parrilla due to the expansion of processing and mining capacity. The authorization was granted on March 23, 2006 under the operating permit (“Permiso Unico Ambiental”).

FMPlata obtained Operating Permit (Cédula de Operación Annual) under requirements by SEMARNAP’s regulations on February 7, 2008 (Ley General del Equilibrio Ecológico y Protección al Ambiente en Materia de Registro de Emisiones y Transferencia de Contaminantes).

FMPlata presented to PROFEPA the final report on environmental audit, September 8, 2008 (Final Informe del Plan de Acción Resultante de la Auditoría Ambiental). FMPlata expects to receive a “Certificato de Industria Limpia” before the end of 2008; this certificate will be renewed every two years.

Testing of groundwater from test wells to determine if there is any cyanide contamination is done each month. No evidence of contamination has been found.

In PAH’s opinion, La Parrilla, operated by FMPlata is fully permitted for operating under the environmental laws and regulations of México. References for the legal opinion are by Durango-City-based office of legal advisors, by Mr. Carlos Galván Pastoriza, Abogado.

25.8         Economic Analysis

25.8.1      Production

Past and projected production and cost values for La Parrilla are presented in Table 25-9. Projected values shown are those generated by FMS.

25.8.2      Operating Costs

La Parrilla site operating costs are based on mill production of 143,838 tonnes for the first 9 months of 2008. The monetary exchange rate used by PAH MP$11.00: $1.00.

The 2008, January through September, site operating cost for La Parrilla was $ 46.75 per tonne mined and milled. The mining costs for 2008 were an average of $18.08 per tonne; $18.50 per tonne for oxides and $17.52 per tonne for sulphides. Milling costs for 2008 were about $22.35 per tonne; $23.50 per tonne for oxides and $20.81 per tonne for sulphides. Site G&A costs averaged about $6.32 per tonne for both oxides and sulphides in 2008.

In addition to the site costs, concentrate and bullion freight, insurance, and smelting and refining charges are considered. The revenues from the operation are based on net smelter returns for both bullion and concentrates. PAH used the actual costs 2008 as stated above as a basis for the cut-off grades and evaluation of short and long-term mine plans. Add-on costs for downstream processing are $1.55 per

Pincock, Allen & Holt	25.16
90534 February 16, 2009

tonne for oxides and $22.29 for sulphides. Smelting charges have been very high during 2008 at over $500 per tonne of concentrate.

The total costs used by PAH were $49.87 per tonne and $66.94 per tonne for oxides and sulphides, respectively, and these are the unit costs used as the basis for calculating the mine cut-off grades (See Sec. 19-3 of this report).

TABLE 25-9
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Production and Costs, Past and Projected

	<PAST			PROJECTED >
	Units	2007	Jan-Sept. 2008	All 2008	2009	2010	2011	2012	2013
PRODUCTION
Oxide Ore Processed
Quantity	tonnes	80,058	82,419	116,733	145,635	145,635	145,635	145,635	145,635
Grade
Silver	grams/tonne	213	211	223	250	250	250	250	250
Gold	grams/tonne	0.13	0.15	0.15	0.15	0.15	0.15	0.15	0.15
Recovery
Silver	percent	64.00	62.50	62.50	69.90	69.90	69.90	69.90	69.90
Gold	percent	84.10	90.50	90.50	69.60	69.60	69.60	69.60	69.60
Metal Produced
Silver	ounces	350,588	348,837	555,714	819,490	819,490	819,490	819,490	819,490
Eq. Silver Ounces from Gold	ounces	281	21,465	66,853	28,862	28,862	28,862	28,862	28,862
Sulfide Ore Processed
Quantity	tonnes	43,180	61,419	132,441	148,428	148,428	148,428	148,428	148,428
Grade
Silver	grams/tonne	168	218	229	250	250	250	250	250
Lead	percent	0.80	2.20	2.00	2.10	2.10	2.10	2.10	2.10
Recovery
Silver	percent	59.50	62.66	62.40	70.00	70.00	70.00	70.00	70.00
Lead	percent	86.40	55.30	55.30	60.00	60.00	60.00	60.00	60.00
Concentrate Grade
Silver	grams/tonne	4,038	3,950	5,133	4,500	4,500	4,500	4,500	4,500
Lead	percent	28.60	40.10	40.10	40.10	40.10	40.10	40.10	40.10
Metal Produced
Silver	ounces	13,874	270,353	476,909	894,863	894,863	894,863	894,863	894,863
Eq. Silver Ounces from Lead	tonnes	306	90,605	8,328	196,336	196,336	196,336	196,336	196,336
OPERATING COSTS
Annual
Mine	$000/year	3,041	2,599	3,083	3,876	3,876	3,876	3,876	3,876
Mill	$000/year	3,723	3,214	3,778	4,522	4,522	4,522	4,522	4,522
G&A (Indirects)	$000/year	1,225	909	1,119	1,680	1,680	1,680	1,680	1,680
Total	$000/year	$7,989	$6,722	$7,980	$10,078	$10,078	$10,078	$10,078	$10,078
Unit
Mine	$/tonne milled	24.68	18.08	12.37	13.18	13.18	13.18	13.18	13.18
Mill	$/tonne milled	30.21	22.35	15.16	15.38	15.38	15.38	15.38	15.38
G&A (Indirects)	$/tonne milled	9.94	6.32	4.49	5.71	5.71	5.71	5.71	5.71
Total	$/tonne milled	$64.83	$46.75	$32.02	$34.27	$34.27	$34.27	$34.27	$34.27
SILVER & EQUIVALENT
SILVER PRODUCTION	Total ozs Ag	364,462	731,259	1,107,804	1,939,551	1,939,551	1,939,551	1,939,551	1,939,551

A summary of the 2008 Parrilla site operating costs are shown in Table 25-10, while the costs used for cutoff grade calculations and long-term projections are shown in Table 25-11.

Pincock, Allen & Holt	25.17
90534 February 16, 2009

TABLE 25-10
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Summary of Jan-Sept Site Operating Costs

AREA	COSTS
	Total Cost	*Cost Per Tonne	**Cost Per Equiv.Oz. Ag
Mine	$2,599,282	$18.07	$2.70
Mill	3,214,061	22.35	3.34
Site G&A	908,447	6.32	0.94
TOTALS	$6,721,790	$46.73	$6.99

*Based on 143, 838 tonnes milled
**Based on about 961,635 equiv. ozs. produced

TABLE 25-11
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
2008 Operating Costs for Mine Cutoff Grades

Cost Area	Oxide Ore	Sulfide Ore
Mine	$18.50	$17.52
Mill	23.50	20.81
Site & Other G&A	6.32	6.32
Sub-Total	$48.32	$44.65
Downstream Freight & Process
Bullion Freight	0.34
Concentrate Freight		0.61
*Concentrate Smelting		*20.59
Assaying & Representation	0.12
Refining	1.09	1.09
Sub-Total	$1.55	$22.29
Totals for Cutoff	$49.87	$66.94

*Based on smelting charge @ $520 per tonne of concentrate

25.8.3      Capital Costs

The anticipated 2008 expenditures are consistent with management’s goal to continue increasing ore reserves and improve the overall efficiency and production of the present operation. Most of the capital expenditures estimated for 2008 are for the completion of the process plant expansion, mine development and exploration and for mobile mine equipment. PAH finds the capital investment estimates are reasonable and accurate for the spending requirements for the operations during the five-year period 2009 through 2013.

A summary of the projected 2008 Capital Expenditures, and also for 2009 through 2013 is shown in Table 25-12.

All capital cost estimates are presented in third quarter 2008 U.S. dollars with no allowance for inflation or peso devaluation. PAH considers the planned capital investments estimate to be conservative and reasonable.

Pincock, Allen & Holt	25.18
90534 February 16, 2009

25.9         Product Marketing

Two products are marketed by La Parrilla: Doré metal and flotation concentrate. Primarily, both are shipped to the Met-Mex Peñoles smelter at Torreon which is 375 kilometres by road from the mine. Freight, smelting and refining (FSR) terms for both Doré and concentrate are summarized in Table 25-13. The terms are standard for the industry. The Doré is almost pure silver with very minor gold content; the flotation concentrate contains about 4.5 kilograms (145 ounces) per tonne of silver and about 40 percent lead.

TABLE 25-12
First Majestic Silver Corp.
First Majestic Plata, S.A de C.V.
La Parrilla Silver Mine
Project Capital Expenditures for 2008,2009 through 2013 ($U.S)

CATEGORY	2008 (Actual)	2009	2010	2011	2012	2013	TOTALS
Mine & Exploration Projects
Geophysics and Geochemestry
Underground Development	3,725,198	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	12,725,198
Surface/Underground Diamond Drilling	5,103,135	600,000	600,000	600,000	600,000	600,000	8,103,135
Sub-Total Mine and Expl.Projects	8,828,333	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	20,828,333
Mine Equipment
Scoop Trams	2,148,881		275,000	500000		500000	3,423,881
Trucks		275,000			500000		775,000
Tractor				30000	30000	30000	90,000
Pick up	17,346						17,346
Hoist
Other	205,853	250,000	250000				705,853
Sub-Total Mine	2,372,080	525,000	525,000	530,000	530,000	530,000	5,012,080
General Infraestructure
Housing	310,439						310,439
Remediation Old Tailings		50,000	50000				100,000
Office	29,891			7216	7216	7216	51,539
Lab.Equipment (furnace)
Hardware and Software	111,677	12,216	12216				136,109
Grupo Mexico inc VAT		912,233					912,233
Sub-Total General Infraestructure	452,007	974,449	62,216	7,216	7,216	7,216	1,510,320
Sub-Total Mill	980,202						980,202
Sub-Total Other	281,814						281,814
TOTAL	12,914,436	3,899,449	2,987,216	2,937,216	2,937,216	2,937,216	28,612,749

TABLE 25-13
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Product Marketing, Freight, Smelting, and Refining (FSR) Terms

Parameter	Units	Value
Doré Refining
Freight and insurance cost	$/kilogram doré	$4.70
Refining cost
Metal based	$/kilogram doré	$10.29
Lot based	per Lot (~300kg)	$300.00
Combined	$/kilogram doré	$11.29
Assaying and representation	$/kilogram doré	$2.00
Payables
Silver	percent	100%
Gold	percent	100%
Concentrate FSR
Freight and insurance cost	$/dry tonne	$16.00
Smelting cost
Base charge	$/dry tonne	$505.00
Arsenic and zinc penalties	$/dry tonne	$15.00
Combined	$/dry tonne	$520.00
Assaying and representation	$/dry tonne	$2.00
Payables
Silver & Gold	percent	99.50%
Lead (minus 3 units)	percent	~90%

Pincock, Allen & Holt	25.19
90534 February 16, 2009

25.9.1      Economic Evaluation

FMPlata management provided a cash flow based on the 5-year Plan for the operation. The parameters used to build the cash flow are somewhat different than those used by PAH to evaluate La Parrilla Reserves and Resources. Operating costs are lower than 2008 actual costs, smelting terms are lower than the current Peñoles smelting prices, and throughputs are planned much higher than those achieved in 2008. The parameters are shown in Table 25-14 and the Cash Flow is shown in Table 25-15.

TABLE 25-14
First Majestic Silver Corp.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Principal Parameters for FM Plata 5-year Plan Cash Flow

PARAMETER	COST, PRICE OR OTHER
Site Operating Costs
Mine ($/t)	$15.00
Mill ($/t)	17.50
G&A ($/t)	6.50
Sub Total	$39.00
Smelting Cost (per t of concentrates)	$430
Dore Treatment Charges ($/kg)	$8.04
Monetary Exchange Rate (peso/dollar)	$10.90:$1.00
Metal Prices
Ag ($/oz)	$12.00
Au ($/oz)	$708.00
Pb ($/lb)	$0.75
Zn ($/lb)	$0.75

An economic analysis of the project based on the FMPlata cash flow resulted in a net present value of $13.65M and an Internal Rate of Return of 176 percent. These values show La Parrilla’s current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides/sulphides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH’s opinion La Parrilla operation should reach planned production rates, probably before the end of 2009. A summary of the NPV’s for the project at several discounts is shown in Table 25-16.

TABLE 25-16
First Majestic Silver Corp.
First Majestic Plata, S.A de C.V.
La Parrilla Silver Mine
Economic Analysis Results for 5-year Plan

	Discount Rate	NPV
ECONOMIC EVALUATION	(%)	($US)
	0%	19,369,314
	10%	13,655,502
NPVs	15%	11,628,858
	20%	9,982,165
	25%	8,629,095

IRR	176%

Pincock, Allen & Holt	25.20
90534 February 16, 2009

Pincock, Allen & Holt	25.21
90534 February 16, 2009

26.0         ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

Pincock, Allen & Holt	26.1
90534 February 16, 2009